FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1327, – 4th floor

São Paulo, SP 04543-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

COSAN LIMITED

Item
1.	Consolidated interim financial statements as at September 30, 2016 and independent auditors’ review report
2.	Signatures

Cosan Limited

Consolidated interim financial

statements as at September 30, 2016 and

independent auditors’ review report

Cosan Limited

Consolidated financial statements

For the three and nine month periods ended on September 30, 2016 and 2015

Report on review of interim financial information – ITR

To the Board of Directors and Shareholders of

Cosan Limited

Bermuda

Introduction

We have reviewed the accompanying consolidated interim financial information of Cosan Limited (“The Company”), contained in the Quarterly Information Form—ITR for the quarter ended September 30, 2016, which comprises the statement of financial position as of September 30, 2016 and the respective statements of profit or loss and comprehensive income (loss) for the three and nine-month periods then ended and changes in equity and cash flows for the nine-month period then ended, including the footnotes.

Management is responsible for the preparation of the consolidated interim financial information in accordance with IAS 34—Interim Financial Reporting, issued by the International Accounting Standards Board—IASB, such as for the presentation of this information in accordance with the regulations of the Brazilian Securities Commission—CVM, applicable to the preparation of Quarterly Information—ITR. Our responsibility is to express a conclusion on this consolidated interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on review engagements of interim financial information (NBC TR 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the audit standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Quarterly Information Form—ITR referred to above has not been prepared, in all material respects, in accordance with IAS 34 applicable to the preparation of Quarterly Information—ITR, and presented in accordance with the regulations of the Brazilian Securities Commission—CVM.

São Paulo, November 9, 2016

KPMG Auditores Independentes

CRC 2SP014428/O-6

Rogério Hernandez Garcia

Contador CRC 1SP213431/O-5

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais - R$)

	Note	September 30, 2016	December 31, 2015 (Restated)
Assets
Cash and cash equivalents	6	3,147,964	3,505,824
Restricted cash		—	57,290
Marketable securities	7	1,385,289	605,490
Trade receivables	8	1,047,026	904,245
Derivative financial instruments	27	24,382	138,105
Inventories		690,351	656,901
Receivables from related parties	10	64,342	75,229
Income tax receivable		299,684	135,050
Other current tax receivable	9	212,293	311,892
Dividends receivable		6,291	12,064
Assets held for sale	13	3,067,056	149,938
Other financial assets		—	144,208
Other current assets		196,249	138,995

Total current assets		10,140,927	6,835,231
Trade receivables	8	60,806	60,733
Restricted cash		195,461	200,893
Deferred tax assets	21	1,430,900	1,698,611
Receivables from related parties	10	178,992	221,345
Income tax receivable		123,176	274,597
Other non-current tax receivable	9	691,695	633,549
Judicial deposits	22	695,593	680,224
Derivative financial instruments	27	1,200,694	2,292,191
Other non-current assets		1,166,574	1,185,787
Investments in associates	11	204,993	184,376
Investments in joint ventures	12	8,501,602	8,237,190
Investment property	13	—	2,595,035
Property, plant and equipment	14	10,695,143	9,805,887
Intangible assets and goodwill	15	17,139,989	17,309,689

Total non-current assets		42,285,618	45,380,107

Total assets		52,426,545	52,215,338

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais - R$)

	Note	September 30, 2016	December 31, 2015 (Restated)
Liabilities
Loans, borrowings and debentures	16	2,424,364	2,775,510
Leases	17	543,438	539,615
Real estate credit certificates		101,545	88,089
Derivative financial instruments	27	92,388	812
Trade payables	19	1,914,837	1,963,981
Employee benefits payable		235,585	256,279
Income tax payables		121,435	59,620
Other taxes payable	20	177,506	153,540
Concessions payables	18	27,575	20,205
Dividends payable		22,480	39,934
Payables to related parties	10	230,996	204,080
Deferred revenue		14,167	110,517
Other financial liabilities		248,374	236,698
Liabilities held for sale	13	235,392	—
Other current liabilities		354,034	473,753

Total current liabilities		6,744,116	6,922,633

Loans, borrowings and debentures	16	15,349,047	16,053,693
Leases	17	990,680	1,202,086
Real estate credit certificates		119,031	196,917
Preferred shareholders payable in subsidiaries		2,023,988	2,042,878
Derivative financial instruments	27	536,260	741,686
Trade payables	19	817	1,031
Other taxes payable	20	37,723	51,327
Provision for legal proceedings	22	1,268,709	1,193,931
Concessions payables	18	2,483,589	2,204,039
Post-employment benefits	28	358,065	344,447
Deferred tax liabilities	21	3,665,644	4,179,564
Deferred revenue		64,844	95,730
Other non-current liabilities		807,977	723,034

Total non-current liabilities		27,706,374	29,030,363

Total liabilities		34,450,490	35,952,996

Shareholders’ equity	23
Share capital		5,328	5,328
Additional paid-in capital		4,052,683	4,006,562
Accumulated other comprehensive loss		(470,625)	(478,207)
Retained earnings		2,654,962	2,425,567

Equity attributable to:
Owners of the Company		6,242,348	5,959,250
Non-controlling interests	11	11,733,707	10,303,092

Total shareholders’ equity		17,976,055	16,262,342

Total shareholders’ equity and liabilities		52,426,545	52,215,338

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income

For the three and nine month periods ended September 30, 2016 and 2015

(In thousands of Brazilian Reais – R$, except earnings per share)

	Note	July 1, 2016 to September 30, 2016	January 1, 2016 to September 30, 2016	July 1, 2015 to September 30, 2015 (Restated)	January 1, 2015 to September 30, 2015 (Restated)
Net sales		3,272,803	9,732,259	3,573,442	8,999,275
Cost of sales		(2,036,006)	(6,097,797)	(2,518,408)	(6,270,117)

Gross profit		1,236,797	3,634,462	1,055,034	2,729,158

Selling expenses		(265,564)	(760,200)	(233,615)	(673,976)
General and administrative expenses		(231,196)	(729,258)	(237,018)	(636,141)
Other (expense) income, net	25	(16,902)	(83,219)	(1,234)	(83,422)

Operating expenses		(513,662)	(1,572,677)	(471,867)	(1,393,539)

Income before equity in earnings of investees and financial results		723,135	2,061,785	583,167	1,335,619

Equity in earnings of investees
Equity in earnings of associates	11	8,393	3,235	4,493	1,515
Equity in earnings of joint ventures	12	404,245	1,098,183	24,917	252,014

		412,638	1,101,418	29,410	253,529
Financial results
Finance expense		(1,140,312)	(2,859,507)	(666,221)	(1,609,950)
Finance income		263,408	834,976	194,875	382,222
Foreign exchange (losses) gain, net		(47,689)	1,011,866	(271,185)	(764,917)
Derivatives		156,206	(1,317,265)	206,988	582,516

	26	(768,387)	(2,329,930)	(535,543)	(1,410,129)
Profit before taxes		367,386	833,273	77,034	179,019

Income tax (expenses) benefits	21
Current		(2,593)	(216,540)	(26,301)	(143,346)
Deferred		(67,353)	64,562	13,013	133,569

		(69,946)	(151,978)	(13,288)	(9,777)

Profit from continuing operations		297,440	681,295	63,746	169,242
Profit from discontinued operation, net of tax	13	18,312	58,860	12,857	57,561

Profit for the period		315,752	740,155	76,603	226,803

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income

For the three and nine month periods ended September 30, 2016 and 2015

(In thousands of Brazilian Reais – R$, except earnings per share)

Other comprehensive income (loss)
Items that are or may be reclassified to profit or loss:
Foreign currency translation effect			(4,009)		141,946		(126,652)		(193,689)
Loss on cash flow hedge in joint ventures and subsidiary			(34,006)		(174,743)		(96,987)		(40,459)
Financial instruments—common transactions			—		6,000		—		—
Changes in fair value of available for sale securities			1,903		592		2,485		7,483
Taxes on items that may be reclassified to profit or loss			(1,541)		342		(802)		(2,875)

			(37,653)		(25,863)		(221,956)		(229,540)
Total other comprehensive loss, net of tax			(37,653)		(25,863)		(221,956)		(229,540)

Total comprehensive income (loss)			278,099		714,292		(145,353)		(2,737)

Total net income attributable to:
Owners of the Company			158,193		315,865		46,002		48,975
Non-controlling interests			157,559		424,290		30,601		177,828

			315,752		740,155		76,603		226,803
Total comprehensive income attributable to:
Owners of the Company			130,273		323,447		(125,791)		(148,060)
Non-controlling interests			147,826		390,845		(19,562)		145,323

			278,099		714,292		(145,353)		(2,737)
Basic earnings per share from:	24
Continuing operations		R$	0.59765	R$	1.19333	R$	0.17380	R$	0.18503
Discontinuing operations		R$	0.01554	R$	0.05853	R$	0.01329	R$	0.04749

		R$	0.61319	R$	1.25186	R$	0.18709	R$	0.23252
Diluted earnings per share from:	24
Continuing operations		R$	0.53477	R$	1.12787	R$	0.11335	R$	0.12564
Discontinuing operations		R$	0.01545	R$	0.05836	R$	0.01329	R$	0.04749

		R$	0.55022	R$	1.18623	R$	0.12664	R$	0.17313

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of changes in equity

For the nine month period ended September 30, 2016 and 2015

(In thousands of Brazilian Reais - R$)

		Capital reserve
	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 01, 2016	5,328	4,006,562	(478,207)	2,483,283	6,016,966	10,337,706	16,354,672
Effect of changes to IAS 41
–in joint ventures (Note 2.2)	—	—	—	(57,716)	(57,716)	(34,614)	(92,330)

At January 01, 2016 (Restated)	5,328	4,006,562	(478,207)	2,425,567	5,959,250	10,303,092	16,262,342

Net profit for the period	—	—	—	315,865	315,865	424,290	740,155
Other comprehensive income:
Loss on cash flow hedge injoint ventures and subsidiary	—	—	(108,393)	—	(108,393)	(65,807)	(174,200)
Foreign currency translation effects	—	—	112,249	—	112,249	29,697	141,946
Financial instruments—common transactions	—	—	3,751	—	3,751	2,249	6,000
Change in fair value of available for sale securities	—	—	(25)	—	(25)	416	391

Total comprehensive income for the period	—	—	7,582	315,865	323,447	390,845	714,292

Contributions by and distributions to owners of the Company:
Dividends—non-controlling interests	—	(7,091)	—	—	(7,091)	7,091	—
Share options exercised	—	10,917	—	—	10,917	6,268	17,185
Dividends	—	—	—	(86,470)	(86,470)	(687,799)	(774,269)
Share-based compensation—Subsidiaries	—	4,742	—	—	4,742	4,101	8,843

Total contributions by and distributions to owners of the Company	—	8,568	—	(86,470)	(77,902)	(670,339)	(748,241)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	37,553	—	—	37,553	1,710,109	1,747,662

At September 30, 2016	5,328	4,052,683	(470,625)	2,654,962	6,242,348	11,733,707	17,976,055

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Consolidated statements of changes in equity

For the nine month period ended September 30, 2016 and 2015

(In thousands of Brazilian Reais - R$)

		Capital reserve
	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2015	5,328	3,887,109	(165,618)	2,117,739	5,844,558	7,644,749	13,489,307
Effect of changes to IAS 41
–in joint ventures	—	—	—	(7,457)	(7,457)	(4,472)	(11,929)

At January 1, 2015 (Restated)	5,328	3,887,109	(165,618)	2,110,282	5,837,101	7,640,277	13,477,378

Net profit for the period	—	—	—	48,975	48,975	177,828	226,803
Other comprehensive income:
Gain on cash flow hedge in joint ventures and subsidiary	—	—	(25,498)	—	(25,498)	(15,292)	(40,790)
Foreign currency translation effects	—	—	(172,287)	—	(172,287)	(21,402)	(193,689)
Change in fair value of available for sale securities	—	—	750	—	750	4,189	4,939

Total comprehensive income for the period	—	—	(197,035)	48,975	(148,060)	145,323	(2,737)

Contributions and distributions for shareholders
Dividends—non-controlling interests	—	(1,965)	—	—	(1,965)	1,965	—
Dividends	—	—	—	(94,246)	(94,246)	(299,462)	(393,708)
Share based compensation—Subsidiaries	—	5,496	—	—	5,496	3,293	8,789

Total contributions by and distributions to owners of the Parent	—	3,531	—	(94,246)	(90,715)	(294,204)	(384,919)

Transactions with shareholders
Acquisition of non-controlling interest	—	636	—	—	636	(10,838)	(10,202)
Business combination ALL	—	118,937	—	—	118,937	2,829,498	2,948,435
Share buy-back cost—Rumo	—	(3,901)	—	—	(3,901)	(21,202)	(25,103)

	—	115,672	—	—	115,672	2,797,458	2,913,130

At September 30, 2015	5,328	4,006,312	(362,653)	2,065,011	5,713,998	10,288,854	16,002,852

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of cash flows

For the nine month periods ended September 30, 2016 and 2015

(In thousands of Brazilian Reais - R$)

	Note	January 1, 2016 to September 30, 2016	January 1, 2015 to September 30, 2015 (Restated)
Cash flows from operating activities
Profit before taxes		833,273	179,019
Profit before taxes discontinued operation	13	72,020	67,889
Adjustments for:
Depreciation and amortization		1,252,911	820,066
Equity in earnings of associates	11	(3,235)	(1,515)
Equity in earnings of joint ventures	12	(1,098,183)	(252,014)
Losses on disposals of assets		12,347	5,884
Option shares expense		8,843	8,789
Change in fair value of investment property		(9,692)	(23,162)
Provision for legal proceedings		79,431	37,092
Indexation charges, interest and exchange, net		2,549,541	1,574,174
Take or pay		(107,488)	—
Other		54,019	169,426

		3,643,787	2,585,648
Changes in:
Trade receivables		(117,863)	(72,945)
Inventories		(46,070)	(113,639)
Recoverable taxes		188,577	(35,375)
Related parties		17,545	(22,539)
Trade payables		(75,283)	527,186
Other financial liabilities		(49,327)	—
Employee benefits		(92,494)	(35,824)
Provision for legal proceedings		(58,224)	(21,158)
Judicial deposits		(14,369)	(2,825)
Post-employment benefits		(20,744)	(17,711)
Income tax and other tax		(94,618)	(76,051)
Concessions payable		(80,714)	(17,711)
Other assets and liabilities, net		(193,462)	(162,868)

		(637,046)	(51,460)
Net cash generated by operating activities		3,006,741	2,534,188
Cash flows from investing activities
Capital contribution in associates		(21,376)	(59,747)
Non-controlling interest acquisition		(54,122)	—
Marketable securities		(876,444)	(161,405)
Restricted cash		64,700	57,490
Dividends received from associates		12,526	1,150
Dividends received from joint ventures		658,392	206,425
Net cash acquired in business combination		—	169,703
Put option exercised paid		(186,052)	—
Acquisition of property, plant and equipment, intangible assets and investments		(1,596,658)	(1,337,715)
Related parties		11,338	—

Net cash used in investing activities		(1,987,696)	(1,124,099)

Cosan Limited

Consolidated statements of cash flows

For the nine month periods ended September 30, 2016 and 2015

(In thousands of Brazilian Reais - R$)

Cash flows from financing activities
Loans and borrowings and debentures raised		5,933,587	3,052,947
Payment of principal on loans, borrowings and debentures		(6,218,311)	(2,556,574)
Payment of interest on loans, borrowings and debentures		(1,104,575)	(915,993)
Payment of principal on leases		(322,455)	(194,088)
Payment of interest on leases		(266,173)	(108,685)
Non-controlling interest capital increase		1,979,894	—
Real state credits certificate		(95,740)	(66,482)
Related parties		—	(3,803)
Non-controlling interest subscription		28,764	—
Derivative financial instruments		(248,663)	225,973
Dividends paid		(968,778)	(410,533)
Treasury shares		17,185	(12,186)

Net cash used in financing activities		(1,265,265)	(989,424)

(Decrease) increase in cash and cash equivalents		(246,220)	420,665

Cash and cash equivalents at beginning of period		3,505,824	1,649,340

Effect of exchange rate fluctuations on cash held		(101,707)	56,803

Cash and cash equivalents at end of period	6	3,157,897	2,126,808

Supplemental cash flow information
Income taxes paid		58,943	81,067
Business combination—non-cash effect		—	2,537,831

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

1	Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange (NYSE) (ticker—CZZ). The BDRs (Brazilian Depositary Receipts) representing Cosan’s class A common shares are listed on the Brazilian Stock Exchange (BM&FBovespa) (ticker—CZLT33). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls its subsidiaries Cosan S.A. Indústria e Comércio (“Cosan S.A.”) and Cosan Logística S.A. (“Cosan Logística”) through a 62.41% and 72.75% interest, respectively. Cosan, Cosan S.A., Cosan Logística and its subsidiaries are collectively referred to as the “Company”.

The Company’s primary activities are in the following business segments: (i) Piped natural gas distribution to part of the State of São Paulo through its subsidiary Companhia de Gás de São Paulo – COMGÁS (“COMGÁS”); (ii) Logistics services including transportation, port loading and storage of sugar, leasing or lending of locomotives, wagons and other railway equipment, through its indirect subsidiaries Rumo Logística Operadora Multimodal S.A. (“Rumo”) and América Latina Logística S.A. (“ALL”), logistic segment (“Logistic”); (iii) Purchase, sale and leasing of agricultural land through its subsidiaries, Radar Propriedades Agrícolas S.A. and Radar II Propriedades Agrícolas S.A. (“Radar”); (iv) Production and distribution of lubricants, through its indirect subsidiaries Cosan Lubrificantes e Especialidades S.A. (“CLE”) and Comma Oil & Chemicals Ltd. (“Comma”), under the Mobil licensed trademark in Brazil, Bolivia, Uruguay and Paraguay, in addition to the European and Asian market using the Comma brand and corporate activities (“Lubricants”); and (v) other investments, in addition to the corporate structures of the Company (“Cosan’s other business”).

The Company also holds interests in two joint ventures (“JVs”): (i) Raízen Combustíveis S.A. (“Raízen Combustíveis”), a fuel distribution business, and (ii) Raízen Energia S.A. (“Raízen Energia”), which operates in the production and marketing of sugar, ethanol and energy cogeneration, produced from sugar cane bagasse.

On September 30, 2016, Cosan Logística had a negative consolidated working capital of R$694,271 and loss for the period of R$42,641. Nevertheless, it presented a net cash generation from operations of R$1,434,484 and made investments in the modernization of its fleet and improving the railway network in the amount of R$1,264,952, in line with its business plan.

On September 30, 2016 the Company disclosed a material fact stating that it has signed a Share Purchase Agreement with Mansilla Participações Ltda. (Vehicle TIAA investment fund—Teachers Insurance and Annuity Association of America), a shareholder of Radar and Radar II, committing to sell part of its shares of Radar I and Radar II, see note 13.

2	Basis of preparation

2.1	Statement of compliance

The consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and in accordance with the regulations issued by the Brazilian Securities Commission—CVM applicable to the preparation of the Quarterly Information—ITR. They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2015.

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2015, except for the adoption of new standards and interpretations effective as of January 1, 2016. The Company has not early adopted any other standard, interpretation or amendment that has been issued.

All own relevant information of the interim financial statements, and only they, are being highlighted, and these correspond to those used by management in its management.

These consolidated financial statements were authorized for issue by the Board of Directors on November 09, 2016.

2.2	New standards, interpretations and amendments adopted by the Company—Restated

The accounting effects of the ALL acquisition are presented in the note 4 and the financial position and consolidated results of operations for the current period are not necessarily comparable with the information presented in the previous period.

Although the new standards and amendments below apply for the first time in 2016, they do not have a material impact on the annual consolidated financial statements or the interim consolidated financial statements of the Company. The nature and the impact of each new standard or amendment are described below:

➢ Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants

The amendments change the accounting requirements for biological assets that meet the definition of bearer plants. Under the amendments, biological assets that meet the definition of bearer plants will no longer be within the scope of IAS 41 Agriculture. Instead, IAS 16 will apply. After initial recognition, bearer plants will be measured under IAS 16 at accumulated cost (before maturity) and using either the cost model. The amendments also require that produce that grows on bearer plants will remain in the scope of IAS 41 measured at fair value less costs to sell. For government grants related to bearer plants, IAS 20 Accounting for Government Grants and Disclosure of Government Assistance will apply. These amendments substantially impact the jointly controlled company, Raízen Energia, do not have any effect to the Company since it does not have any bearer plants.

➢ Discontinued operation

According to the note 13, due to the partial sale of RADAR segment’s shares and as required by IFRS 5—Non-current assets available for sale and discontinued operations—the Company is restating the presentation of its income statement for the nine-month period ended September 30, 2015.

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The impact of both restatements for the year ended December 31, 2015, as follows:

Consolidated statements of financial position

	December 31, 2015
	As issued	IAS 41 effect	Restated
Assets
Current assets	6,835,231	—	6,835,231
Investments in joint ventures	8,329,520	(92,330)	8,237,190
Other non-current assets	37,142,917	—	37,142,917

Total assets	52,307,668	(92,330)	52,215,338

Liabilities
Current liabilities	6,922,633	—	6,922,633
Non-current liabilities	29,030,363	—	29,030,363

Total liabilities	35,952,996	—	35,952,996

Shareholders’ equity
Share capital	5,328	—	5,328
Additional paid-in capital	4,006,562	—	4,006,562
Accumulated other comprehensive loss	(478,207)	—	(478,207)
Retained earnings	2,483,283	(57,716)	2,425,567

Equity attributable to owners of the Company	6,016,966	(57,716)	5,959,250
Non-controlling interests	10,337,706	(34,614)	10,303,092

Total shareholders’ equity	16,354,672	(92,330)	16,262,342

Total shareholders’ equity and liabilities	52,307,668	(92,330)	52,215,338

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Consolidated statements of profit or loss

	July 1, 2015 to September 30, 2015 (as issued)	IAS 41 effect	Discontinued operation	July 1, 2015 to September 30, 2015 (restated)	January 1, 2015 to September 30, 2015 (as issued)	IAS 41 effect	Discontinued operation	January 1, 2015 to September 30, 2015 (restated)
Gross profit	1,076,207	—	(21,173)	1,055,034	2,791,596	—	(62,438)	2,729,158
Operating expense	(479,874)	—	8,007	(471,867)	(1,394,958)	—	1,419	(1,393,539)

Income before equity in earnings of investees and financial results	596,333	—	(13,166)	583,167	1,396,638	—	(61,019)	1,335,619

Equity in earnings of associates	4,493	—	—	4,493	1,515	—	—	1,515
Equity in earnings of joint ventures	28,767	(3,850)	—	24,917	276,811	(24,797)	—	252,014

	33,260	(3,850)	—	29,410	278,326	(24,797)	—	253,529
Financial results	(532,344)	—	(3,199)	(535,543)	(1,403,259)	—	(6,870)	(1,410,129)

Profit before taxes	97,249	(3,850)	(16,365)	77,034	271,705	(24,797)	(67,889)	179,019

Income tax expense	(16,796)	—	3,508	(13,288)	(20,105)	—	10,328	(9,777)

Profit from continuing operations	80,453	(3,850)	(12,857)	63,746	251,600	(24,797)	(57,561)	169,242

Profit from discontinued operations, net of tax	—	—	12,857	12,857	—	—	57,561	57,561

Profit for the period	80,453	(3,850)	—	76,603	251,600	(24,797)	—	226,803

Net income attributable to:
Owners of the Company	48,410	(2,408)	—	46,002	64,474	(15,499)	—	48,975
Non-controlling interests	32,043	(1,442)	—	30,601	187,126	(9,298)	—	177,828

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

3	Significant accounting policies

The accounting policies set out below have been applied consistently by the Company to all periods presented.

3.1	Basis of consolidation

The consolidated interim financial statements include the accounts of Cosan and its subsidiaries. Cosan’s subsidiaries are listed below:

	September 30, 2016	December 31, 2015
Directly owned subsidiaries
Cosan Logística S.A.	72.75%	63.27%
Cosan S.A. Indústria e Comércio	62.41%	62.51%
Interest of Cosan S.A. in its subsidiaries
Águas da Ponte Alta S.A.(ii)	65.00%	65.00%
Bioinvestments Negócios e Participações S.A.(ii)	65.00%	65.00%
Comma Oil Chemicals Limited	100.00%	100.00%
Companhia de Gás de São Paulo—COMGÁS(i)	62.65%	61.33%
Cosan Biomassa S.A.	100.00%	100.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	100.00%	100.00%
Cosan Lubes Investments Limited	100.00%	100.00%
Cosan Lubrificantes e Especialidades S.A.	100.00%	100.00%
Cosan Luxembourg S.A.	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%
Cosan US, Inc.	100.00%	100.00%
Ilha Terminal Distribuição de Produto Químicos Ltda.	100.00%	100.00%
Nova Agrícola Ponte Alta S.A.(ii)	29.50%	29.50%
Nova Amaralina S.A. Propriedades Agrícolas.(ii)	29.50%	29.50%
Nova Santa Barbara Agrícola S.A.(ii)	29.50%	29.50%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Proud Participações S.A.	65.00%	65.00%
Radar II Propriedades Agrícolas S.A.(ii)	65.00%	65.00%
Radar Propriedades Agrícolas S.A.(ii)	29.50%	29.50%
Terras da Ponte Alta S.A.(ii)	29.50%	29.50%
Vale da Ponte Alta S.A.(ii)	65.00%	65.00%
Zip Lube S.A.	100.00%	100.00%

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Interest of Cosan
Logística S.A. in its subsidiaries
ALL – América Latina Logística Argentina S.A.	25.81%	23.89%
ALL – América Latina Logística Armazéns Gerais Ltda.	28.37%	26.26%
ALL – América Latina Logística Central S.A.	20.87%	19.31%
ALL – América Latina Logística Equipamentos Ltda.(iii)	—	26.26%
ALL – América Latina Logística Intermodal S.A.	28.37%	26.26%
ALL – América Latina Logística Malha Norte S.A.	28.16%	26.06%
ALL – América Latina Logística Malha Oeste S.A.	28.37%	26.26%
ALL – América Latina Logística Malha Paulista S.A.	28.37%	26.26%
ALL – América Latina Logística Malha Sul S.A.	28.37%	26.26%
ALL – América Latina Logística Mesopotâmica S.A.	20.02%	18.53%
ALL – América Latina Logística Participações S.A.(iii)	—	26.26%
ALL – América Latina Logística Rail Management Ltda.	14.19%	13.13%
ALL – América Latina Logística S.A.	28.37%	26.26%
ALL – América Latina Logística Serviços Ltda.	28.37%	26.26%
Boswells S.A.	28.37%	26.26%
Brado Holding S.A.	28.37%	26.26%
Brado Logística e Participações S.A.	17.65%	16.34%
Brado Logística S.A.	17.65%	16.34%
Logispot Armazéns Gerais S.A.	14.47%	13.39%
Paranaguá S.A.	28.32%	26.22%
PGT—Grains Terminal S.A.	28.37%	26.26%
Portofer Transporte Ferroviário Ltda.	28.37%	26.26%
Rumo Logística Operadora Multimodal S.A.	28.37%	26.26%

(i)	From September 30, 2016, the Company increased its share in Comgás to 62.65% through the purchase 1,171,000 common shares owned by non-controlling shareholders.
(ii)	On September 30, 2016 the Company announced the sale of control of the Radar segment to Mansilla Participações Ltda. (Vehicle TIAA investment fund—Teachers Insurance and Annuity Association of America), as stated in note 13.
(iii)	Incorporated in March 1, 2016 by ALL Intermodal S.A.

3.2	New standards and interpretations not yet adopted

•	IFRS 9, published in July 2014, replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement.

IFRS 9 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. The Company has yet to assess IFRS 9’s full impact.

IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11—Construction Contracts and IFRIC 13—Customer Loyalty Programmers. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

The Company is currently assessing the potential impacts of adopting IFRS 15.

•	IFRS 16—Leases was issued on January 13, 2016. IFRS 16 eliminates the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting. For lessees, the lease becomes an on-balance sheet liability that attracts interest, together with a new asset on the other side of the balance sheet. In other words, lessees will appear to become more asset-rich but also more heavily indebted. The new standard takes effect in January 2019. Management is assessing the impact of its adoption.

There are no other IFRS or IFRIC interpretations that are not yet effective and that are expected to have a significant impact on the Company.

4	Business combinations

On April 1, 2015, after the necessary approvals from the competent bodies, the subsidiary “RUMO” incorporated 100% of the common shares of ALL and, through a shareholders’ agreement, now holds its full control and consolidate its results.

The merger took place by exchange of shares, with the issue by Rumo, of 1,963,670,770 registered common shares with no par value, representing 65.67% of its equity in exchange for 100% of the share capital of ALL , represented by 681,995,165 common shares.

As a result of the acquisition, the Company consolidates its participation strategy in the logistics segment and infrastructure in Brazil, incorporating approximately 12,000 km of rail present in ALL concessions.

a)	Consideration transferred

The fair value of the ordinary shares issued was based on the listed share price of the ALL (ticker – ALL3.SA) as at March 31, 2015 of R$3.97 per share. Additionally, the value was adjusted by the settlement of pre-existing relationship, as follows:

In thousands of R$
Equity instruments (681,995,165 common shares)	2,707,534
Settlement of pre-existing relationship	29,838

Total consideration transferred	2,737,372

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(i)	Settlement of pre-existing relationship

In March 2009, Rumo and ALL entered into an operating agreement (pre-existing relationship) for the supply of sugar transport logistics and other grains from the western region of the state of São Paulo to the Port of Santos, in which Rumo has port concessions for lifting services.

According to the terms of the existing agreement, Rumo invested in the construction and improvement of permanent roads under concession of ALL and acquisition of rolling stock for use in the transport of products in the rail network, in order to increase rail freight transport capacity in ALL. In exchange for the Company’s investments, the agreement stipulated that ALL should provide a certain capacity of rail transport services, as well as compensate Rumo through the payment of a fee, fixed contractually, per ton of product transported by ALL on the rail network and / or by the use of undercarriage given by Rumo to ALL.

This pre-existing relationship was settled when Rumo acquired ALL. As a result of this settlement, Rumo recorded a gain of R$ 29,838 in the profit or loss as “other operating income”.

The fair value of the settlement of pre-existing relationship has been the difference between the value of the investment made by Rumo and the discounted cash flow of the remuneration of such investment, considering the volume and contractually agreed rate.

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

Description
Cash and cash equivalents	169,703
Investment securities	940,689
Trade receivables	382,576
Inventories	79,115
Other credits	1,517,924
Inventories	7,206,290
Intangible assets	7,641,865
Loans, borrowings	(3,782,919)
Debentures	(2,856,304)
Leases	(1,857,947)
Advances on real estate credits	(340,255)
Trade payables	(915,213)
Leases and concessions	(1,974,280)
Provision for legal proceedings	(458,575)
Other liabilities	(1,619,106)
Deferred tax liabilities	(1,164,510)
Non-controlling interests	(231,681)

Total identifiable net assets acquired	2,737,372

During the measurement period new information about facts and circumstances that existed at the acquisition date were identified and the assets and liabilities were adjusted on completion of the acquisition.

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

5	Operating segments

Segment information

The following segment information is used by Cosan’s senior management (the “Chief Operating Decision Maker”) to assess the performance of the operating segments and to make decisions with regard to the allocation of resources.

The following statement of financial position and profit or loss selected information by segment was prepared on a basis consistent with the accounting practices used in the preparation of consolidated information:

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	July 1, 2016 to September 30, 2016										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Cosan Corporate	Desconsolidated effects IFRS 11	Segment eliminations / adjustments	Total consolidated	Cosan Energia	Cosan Logística
Statement of income or loss:
Net sales	3,148,411	17,380,867	1,379,129	—	463,582	1,437,783	48	(20,529,278)	(7,739)	3,272,803	1,842,760	1,437,783
Domestic market	1,274,667	17,380,867	1,379,129	—	355,192	1,346,120	48	(18,655,534)	(7,739)	3,072,750	1,734,370	1,346,120
External market	1,873,744	—	—	—	108,390	91,663	—	(1,873,744)	—	200,053	108,390	91,663
Cost of sales	(2,480,327)	(16,425,140)	(763,700)	—	(339,903)	(939,011)	(1,131)	18,905,467	7,739	(2,036,006)	(1,104,735)	(939,010)
Gross profit	668,084	955,727	615,429	—	123,679	498,772	(1,083)	(1,623,811)	—	1,236,797	738,025	498,773
Selling expenses	(199,486)	(308,615)	(170,632)	—	(92,089)	(2,829)	(14)	508,101	—	(265,564)	(262,735)	—
General and administrative expenses	(127,330)	(103,440)	(84,632)	—	(17,742)	(87,337)	(41,485)	230,770	—	(231,196)	(141,081)	(90,167)
Other income (expense), net	(20,404)	412,126	726	—	182	4,763	(22,573)	(391,722)	—	(16,902)	(21,665)	4,763
Financial results	70,315	(146,529)	(55,670)	—	(15,563)	(423,959)	(254,654)	76,214	(18,541)	(768,387)	(303,503)	(423,959)
Financial expense	(223,405)	(152,843)	(190,177)	—	(16,161)	(501,198)	(414,235)	376,248	(18,541)	(1,140,312)	(590,371)	(501,198)
Financial income	172,270	63,215	134,545	—	1,157	76,981	50,725	(235,485)	—	263,408	186,352	76,981
Foreign exchange losses, net	2,706	(45,351)	(12,528)	—	1,219	(2,914)	(33,466)	42,645	—	(47,689)	(52,518)	(2,914)
Derivatives	118,744	(11,550)	12,490	—	(1,778)	3,172	142,322	(107,194)	—	156,206	153,034	3,172
Equity in earnings of associates	(10,305)	(2,830)	—	—	(1,553)	2,628	310,316	13,135	(302,998)	8,393	6,276	2,628
Equity in earnings of joint ventures	—	—	—	—	—	—	404,245	—	—	404,245	404,246	—
Income tax expense benefit	(105,808)	(258,783)	(109,356)	—	(92)	(51,174)	84,372	364,591	6,304	(69,946)	(25,076)	(51,174)

Profit from continuing operations	275,066	547,656	195,866	—	(3,177)	(59,136)	479,124	(822,722)	(315,237)	297,440	394,488	(59,136)
Profit from discontinued operation, net of tax	—	—	—	18,312	—	—	6,584	—	(6,584)	18,312	18,311	—
Total net income attributable to:
Owners of the Company	274,978	534,943	122,307	6,582	(3,177)	(17,764)	485,708	(809,921)	(435,463)	158,193	327,512	(17,764)
Non-controlling interests	88	12,713	73,559	11,730	—	(41,372)	—	(12,801)	113,642	157,559	85,287	(41,372)

	275,066	547,656	195,866	18,312	(3,177)	(59,136)	485,708	(822,722)	(321,821)	315,752	412,799	(59,136)
Other selected data:
Depreciation and amortization	477,902	145,552	134,064	—	23,748	226,384	3,423	(623,454)	—	387,619	161,235	226,384
EBITDA	788,461	1,098,520	494,956	—	36,226	642,381	652,829	(1,886,981)	(303,000)	1,523,392	884,302	642,381
Additions to PP&E, intangible and biological assets	354,163	191,632	89,291	—	11,188	440,858	5,956	(545,795)	—	547,293	106,435	440,858
Reconciliation of EBITDA:
Profit (loss) for the period	275,066	547,656	195,866	—	(3,177)	(59,136)	479,124	(822,722)	(315,237)	297,440	394,488	(59,136)
Income tax and social contribution	105,808	258,783	109,356	—	92	51,174	(84,372)	(364,591)	(6,304)	69,946	25,076	51,174
Financial result, net	(70,315)	146,529	55,670	—	15,563	423,959	254,654	(76,214)	18,541	768,387	303,503	423,959
Depreciation and amortization	477,902	145,552	134,064	—	23,748	226,384	3,423	(623,454)	—	387,619	161,235	226,384

EBITDA	788,461	1,098,520	494,956	—	36,226	642,381	652,829	(1,886,981)	(303,000)	1,523,392	884,302	642,381

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	January 1, 2016 to September 30, 2016										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Cosan Corporate	Desconsolidated effects IFRS 11	Segment eliminations / adjustments	Total consolidated	Cosan Energia	Cosan Logística
Statement of income or loss:
Net sales	9,657,588	50,252,193	4,333,163	—	1,431,697	3,999,921	425	(59,909,781)	(32,947)	9,732,259	5,765,283	3,999,922
Domestic market	3,955,267	50,252,193	4,333,163	—	1,096,072	3,804,610	425	(54,207,460)	(32,947)	9,201,323	5,429,658	3,804,611
External market	5,702,321	—	—	—	335,625	195,311	—	(5,702,321)	—	530,936	335,625	195,311
Cost of sales	(7,364,106)	(47,690,919)	(2,321,714)	—	(1,081,183)	(2,717,621)	(10,226)	55,055,025	32,947	(6,097,797)	(3,413,122)	(2,717,621)
Gross profit	2,293,482	2,561,274	2,011,449	—	350,514	1,282,300	(9,801)	(4,854,756)	—	3,634,462	2,352,161	1,282,301
Selling expenses	(568,201)	(965,232)	(485,102)	—	(271,431)	(3,553)	(114)	1,533,433	—	(760,200)	(756,647)	—
General and administrative expenses	(405,951)	(324,245)	(242,585)	—	(53,482)	(260,066)	(173,125)	730,196	—	(729,258)	(417,730)	(263,620)
Other income (expense), net	16,544	610,196	(1,930)	—	2,037	(3,033)	(80,293)	(626,740)	—	(83,219)	(80,187)	(3,033)
Financial results	486,213	(426,235)	(197,677)	—	(59,827)	(1,257,677)	(909,688)	(59,978)	94,939	(2,329,930)	(1,010,636)	(1,257,677)
Financial expense	(697,432)	(208,240)	(564,425)	—	(38,841)	(1,448,311)	(902,869)	905,672	94,939	(2,859,507)	(1,427,691)	(1,448,311)
Financial income	500,169	177,425	366,171	—	2,967	212,632	253,206	(677,594)	—	834,976	621,960	212,632
Foreign exchange losses, net	(57,513)	736,752	230,033	—	46,567	79,144	656,122	(679,239)	—	1,011,866	1,018,309	79,144
Derivatives	740,989	(1,132,172)	(229,456)	—	(70,520)	(101,142)	(916,147)	391,183	—	(1,317,265)	(1,223,214)	(101,142)
Equity in earnings of associates	(59,080)	(310)	—	—	(4,575)	8,751	926,980	59,390	(927,921)	3,235	(5,513)	8,751
Equity in earnings of joint ventures	—	—	—	—	—	—	1,098,183	—	—	1,098,183	1,098,183	—
Income tax expense benefit	(553,720)	(443,006)	(377,118)	—	4,553	(43,871)	296,737	996,726	(32,279)	(151,978)	(75,827)	(43,871)

Profit from continuing operations	1,209,285	1,012,442	707,037	—	(32,212)	(277,149)	1,148,881	(2,221,727)	(865,262)	681,295	1,103,803	(277,149)
Profit from discontinued operation, net of tax	—	—	—	58,860	—	—	24,788	—	(24,788)	58,860	58,860	—
Total net income attributable to:
Owners of the Company	1,209,197	977,481	436,250	24,788	(32,212)	(76,814)	1,173,669	(2,186,678)	(1,209,816)	315,865	857,804	(76,814)
Non-controlling interests	88	34,961	270,787	34,072	—	(200,335)	—	(35,049)	319,766	424,290	304,859	(200,335)

	1,209,285	1,012,442	707,037	58,860	(32,212)	(277,149)	1,173,669	(2,221,727)	(890,050)	740,155	1,162,663	(277,149)
Other selected data:
Depreciation and amortization	1,662,345	457,824	374,871	—	66,334	651,817	10,914	(2,120,169)	—	1,103,936	452,119	651,817
EBITDA	2,939,137	2,339,507	1,656,703	—	89,396	1,676,216	1,772,746	(5,278,644)	(927,922)	4,267,139	2,642,385	1,676,216
Additions to PP&E, intangible and biological assets	1,522,527	596,643	292,751	—	29,876	1,264,952	8,596	(2,119,170)	—	1,596,175	331,223	1,264,952
Reconciliation of EBITDA:
Profit (loss) for the period	1,209,285	1,012,442	707,037	—	(32,212)	(277,149)	1,148,881	(2,221,727)	(865,262)	681,295	1,103,803	(277,149)
Income tax and social contribution	553,720	443,006	377,118	—	(4,553)	43,871	(296,737)	(996,726)	32,279	151,978	75,827	43,871
Financial result, net	(486,213)	426,235	197,677	—	59,827	1,257,677	909,688	59,978	(94,939)	2,329,930	1,010,636	1,257,677
Depreciation and amortization	1,662,345	457,824	374,871	—	66,334	651,817	10,914	(2,120,169)	—	1,103,936	452,119	651,817

EBITDA	2,939,137	2,339,507	1,656,703	—	89,396	1,676,216	1,772,746	(5,278,644)	(927,922)	4,267,139	2,642,385	1,676,216

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	July 1, 2015 to September 30, 2015 (Restated)										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Cosan Corporate	Desconsolidated effects IFRS 11	Segment eliminations / adjustments	Total consolidated	Cosan Energia	Cosan Logística
Statement of income or loss:
Net sales	2,637,476	15,638,868	1,743,099	—	484,226	1,357,726	26	(18,276,344)	(11,635)	3,573,442	2,227,352	1,357,726
Domestic market	1,098,525	15,638,868	1,743,099	—	388,613	1,300,020	26	(16,737,393)	(11,635)	3,420,123	2,131,739	1,300,020
External market	1,538,951	—	—	—	95,613	57,706	—	(1,538,951)	—	153,319	95,613	57,706
Cost of sales	(2,207,305)	(14,884,931)	(1,241,425)	—	(367,111)	(921,415)	(92)	17,092,236	11,635	(2,518,408)	(1,608,628)	(921,415)
Gross profit	430,171	753,937	501,674	—	117,115	436,311	(66)	(1,184,108)	—	1,055,034	618,724	436,311
Selling expenses	(188,350)	(305,979)	(156,465)	—	(74,595)	(2,556)	1	494,329	—	(233,615)	(231,060)	(2,556)
General and administrative expenses	(137,341)	(91,255)	(78,338)	—	(18,482)	(96,185)	(44,013)	228,596	—	(237,018)	(135,763)	(96,185)
Other income (expense), net	(5,433)	88,042	(671)	—	385	11,202	(12,150)	(82,609)	—	(1,234)	(12,436)	11,202
Financial results	(462,881)	(94,575)	889	—	(13,555)	(396,747)	(126,130)	557,456	—	(535,543)	(207,324)	(396,747)
Financial expense	(262,380)	(45,428)	(58,366)	—	(1,532)	(386,929)	(224,319)	307,808	4,925	(666,221)	(269,904)	(386,929)
Financial income	181,857	39,412	105,055	—	1,993	57,482	35,270	(221,269)	(4,925)	194,875	137,374	57,482
Foreign exchange losses, net	(622,213)	(169,696)	349,574	—	(17,435)	(139,033)	(464,291)	791,909	—	(271,185)	(180,793)	(139,033)
Derivatives	239,855	81,137	(395,374)	—	3,419	71,733	527,210	(320,992)	—	206,988	105,999	71,733
Equity in earnings of associates	(14,802)	3,505	—	—	(2,416)	4,074	95,815	11,297	(92,980)	4,493	419	4,074
Equity in earnings of joint ventures	—	—	—	—	—	—	24,917	—	—	24,917	24,917	—
Income tax expense benefit	164,978	(84,041)	(94,867)	—	(4,484)	1,260	84,803	(80,937)	—	(13,288)	(14,547)	1,260

Profit from continuing operations	(213,658)	269,634	172,222	—	3,968	(42,641)	23,177	(55,976)	(92,980)	63,746	42,930	(42,641)
Profit from discontinued operation, net of tax	—	—	—	12,857	—	—	5,629	—	(5,629)	12,857	12,857	—
Total net income attributable to:
Owners of the Parent	(213,658)	263,494	106,469	5,630	3,968	(10,601)	28,806	(49,836)	(88,270)	46,002	(17,192)	(10,601)
Non-controlling interests	—	6,140	65,753	7,227	—	(32,040)	—	(6,140)	(10,339)	30,601	72,979	(32,040)

	(213,658)	269,634	172,222	12,857	3,968	(42,641)	28,806	(55,976)	(98,609)	76,603	55,787	(42,641)
Other selected data:
Depreciation and amortization	509,827	144,802	120,865	—	20,140	195,333	1,147	(654,629)	—	337,485	142,152	195,333
EBITDA	594,072	593,052	387,065	—	42,147	548,179	65,651	(1,187,124)	(92,980)	950,062	406,953	548,179
Additions to PP&E, intangible and biological assets	230,362	208,571	136,639	—	15,222	479,318	6,996	(438,933)	—	638,175	159,520	479,318
Reconciliation of EBITDA:
Profit (loss) for the period	(213,658)	269,634	172,222	—	3,968	(42,641)	23,177	(55,976)	(92,980)	63,746	42,930	(42,641)
Income tax and social contribution	(164,978)	84,041	94,867	—	4,484	(1,260)	(84,803)	80,937	—	13,288	14,547	(1,260)
Financial result, net	462,881	94,575	(889)	—	13,555	396,747	126,130	(557,456)	—	535,543	207,324	396,747
Depreciation and amortization	509,827	144,802	120,865	—	20,140	195,333	1,147	(654,629)	—	337,485	142,152	195,333

EBITDA	594,072	593,052	387,065	—	42,147	548,179	65,651	(1,187,124)	(92,980)	950,062	406,953	548,179

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	January 1, 2015 to September 30, 2015										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Cosan Corporate	Desconsolidated effects IFRS 11	Segment eliminations / adjustments	Total consolidated	Cosan Energia	Cosan Logística
Statement of income or loss:
Net sales	7,364,398	44,494,263	4,948,174	—	1,288,157	2,783,622	27	(51,858,661)	(20,705)	8,999,275	6,236,358	2,783,622
Domestic market	3,054,921	44,494,263	4,948,174	—	1,032,784	2,652,552	27	(47,549,184)	(20,705)	8,612,832	5,980,985	2,652,552
External market	4,309,477	—	—	—	255,373	131,070	—	(4,309,477)	—	386,443	255,373	131,070
Cost of sales	(6,369,387)	(42,279,521)	(3,487,020)	—	(969,947)	(1,833,762)	(93)	48,648,908	20,705	(6,270,117)	(4,457,060)	(1,833,763)
Gross profit	995,011	2,214,742	1,461,154	—	318,210	949,860	(66)	(3,209,753)	—	2,729,158	1,779,298	949,859
Selling expenses	(425,510)	(903,002)	(461,640)	—	(209,779)	(2,556)	(1)	1,328,512	—	(673,976)	(671,420)	(2,555)
General and administrative expenses	(399,167)	(288,757)	(238,794)	—	(52,014)	(205,338)	(139,995)	687,924	—	(636,141)	(405,044)	(205,337)
Other income (expense), net	9,324	231,602	(4,540)	—	758	50,572	(130,212)	(240,926)	—	(83,422)	(133,994)	50,572
Financial results	(690,226)	(115,901)	(131,363)	—	(22,551)	(743,731)	(512,484)	806,127	—	(1,410,129)	(756,472)	(743,730)
Financial expense	(662,354)	(131,457)	(255,045)	—	(23,021)	(755,806)	(589,003)	793,811	12,925	(1,609,950)	(828,668)	(755,806)
Financial income	482,055	118,641	184,279	—	3,349	111,033	96,486	(600,696)	(12,925)	382,222	271,117	111,033
Foreign exchange losses, net	(1,082,392)	(314,386)	153,124	—	(11,860)	(195,308)	(710,873)	1,396,778	—	(764,917)	(641,767)	(195,307)
Derivatives	572,465	211,301	(213,721)	—	8,981	96,350	690,906	(783,766)	—	582,516	442,846	96,350
Equity in earnings of associates	(32,214)	10,617	—	—	(9,507)	4,254	246,514	21,597	(239,746)	1,515	(2,740)	4,255
Equity in earnings of joint ventures	—	—	—	—	—	—	252,014	—	—	252,014	252,015	—
Income tax expense benefit	268,026	(346,139)	(226,842)	—	(13,507)	(50,146)	280,718	78,113	—	(9,777)	40,369	(50,146)

Profit from continuing operations	(274,756)	803,162	397,975	—	11,610	2,915	(3,512)	(528,406)	(239,746)	169,242	102,012	2,918
Profit from discontinued operation, net of tax	—	—	—	57,561	—	—	20,109	—	(20,109)	57,561	57,561	—
Total net income attributable to:
Owners of the Parent	(274,756)	777,978	243,475	20,110	11,610	7,870	16,597	(503,222)	(250,687)	48,975	159,573	2,918
Non-controlling interests	—	25,184	154,500	37,451	—	(4,955)	—	(25,184)	(9,168)	177,828	—	—

	(274,756)	803,162	397,975	57,561	11,610	2,915	16,597	(528,406)	(259,855)	226,803	159,573	2,918
Other selected data:
Depreciation and amortization	1,473,871	431,832	360,296	—	56,988	398,870	3,180	(1,905,703)	—	819,334	420,464	398,870
EBITDA	1,621,315	1,697,034	1,116,476	—	104,656	1,195,662	231,434	(3,318,349)	(239,746)	2,408,482	1,238,579	1,195,664
Additions to PP&E, intangible and biological assets	1,459,134	573,423	382,659	—	31,904	1,073,650	40,115	(2,032,557)	—	1,528,328	456,282	1,073,650
Reconciliation of EBITDA:
Profit (loss) for the period	(274,756)	803,162	397,975	—	11,610	2,915	(3,512)	(528,406)	(239,746)	169,242	102,012	2,918
Income tax and social contribution	(268,026)	346,139	226,842	—	13,507	50,146	(280,718)	(78,113)	—	9,777	(40,369)	50,146
Financial result, net	690,226	115,901	131,363	—	22,551	743,731	512,484	(806,127)	—	1,410,129	756,472	743,730
Depreciation and amortization	1,473,871	431,832	360,296	—	56,988	398,870	3,180	(1,905,703)	—	819,334	420,464	398,870

EBITDA	1,621,315	1,697,034	1,116,476	—	104,656	1,195,662	231,434	(3,318,349)	(239,746)	2,408,482	1,238,579	1,195,664

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	September 30, 2016										Additional information
Statement of financial position:	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Logística
Cash and cash equivalents	3,224,972	1,103,332	1,691,599	—	103,762	41,804	1,310,799	(4,328,304)	—	3,147,964	2,981,145	41,804
Marketable securities	—	—	—	—	—	1,385,289	—	—	—	1,385,289	—	1,385,289
Trade receivables	646,381	1,937,086	571,381	—	242,533	293,916	2	(2,583,467)	—	1,107,832	815,276	293,916
Derivative financial instruments	884,431	140,763	486,117	—	—	4,347	734,612	(1,025,194)	—	1,225,076	1,220,729	4,347
Inventories	2,614,158	1,540,822	138,783	—	256,807	293,443	1,318	(4,154,980)	—	690,351	396,908	293,443
Other financial assets	686,519	—	—	—	—	—	72,554	(686,519)	(72,554)	—	72,554	—
Assets held for sale	—	—	—	3,067,056	—	—	1,298,428	—	(1,298,428)	3,067,056	3,067,056	—
Other current assets	2,640,894	1,255,034	105,636	—	53,673	465,942	191,154	(3,895,928)	(37,546)	778,859	335,388	465,942
Other non-current assets	3,461,153	1,106,112	305,804	—	31,397	2,466,869	1,711,283	(4,567,265)	(32,962)	4,482,391	2,040,402	2,466,869
Investments in associates	386,064	—	—	—	24,552	47,062	11,157,787	(386,064)	(11,024,408)	204,993	8,659,533	47,062
Investments in joint ventures	—	—	—	—	—	—	8,501,602	—	—	8,501,602	—	—
Biological assets	779,066	—	—	—	—	—	—	(779,066)	—	—	—	—
Investment property	—	—	—	—	—	—	—	—	—	—	—	—
Property, plant and equipment	10,595,505	2,367,913	—	—	240,696	10,301,655	152,792	(12,963,418)	—	10,695,143	393,488	10,301,655
Intangible assets and goodwill	3,232,651	4,522,887	8,539,044	—	777,129	7,816,161	7,655	(7,755,538)	—	17,139,989	9,323,827	7,816,161
Loans, borrowings and debentures	(11,680,546)	(1,045,930)	(3,566,102)	—	(464,007)	(8,052,512)	(5,690,790)	12,726,476	—	(17,773,411)	(9,015,476)	(8,052,513)
Derivative financial instruments	(916,308)	(632,194)	—	—	(40,283)	(18,541)	(569,824)	1,548,502	—	(628,648)	(610,107)	(18,541)
Trade payables	(1,309,317)	(772,445)	(1,172,843)	—	(208,839)	(528,759)	(5,213)	2,081,762	—	(1,915,654)	(1,386,895)	(527,942)
Real estate credit certificates	—	—	—	—	—	(220,576)	—	—	—	(220,576)	—	(220,576)
Employee benefits payable	(345,998)	(68,387)	(56,352)	—	(21,384)	(140,337)	(17,512)	414,385	—	(235,585)	(95,249)	(140,337)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	—	(2,023,988)	—	—	(2,023,988)	(2,045,339)	—
Liabilities held for sale	—	—	—	(155,219)	—	(7,920)	(80,173)	—	—	(243,312)	(235,392)	—
Lease	—	—	—	—	—	(1,534,118)	—	—		(1,534,118)	—	(1,534,118)
Other current liabilities	(1,481,859)	(1,508,177)	(210,569)	—	(150,370)	(678,362)	(194,970)	2,990,036	45,624	(1,188,647)	(533,256)	(686,283)
Other non-current liabilities	(1,341,141)	(4,766,264)	(1,461,123)	—	(147,316)	(5,821,941)	(1,365,973)	6,107,405	109,802	(8,686,551)	(2,949,527)	(5,822,758)

Total assets (net of liabilities) allocated by segment	12,076,625	5,180,552	5,371,375	2,911,837	698,350	6,113,422	15,191,543	(17,257,177)	(12,310,472)	17,976,055	12,435,065	6,113,420

Total assets	29,151,794	13,973,949	11,838,364	3,067,056	1,730,549	23,116,488	25,139,986	(43,125,743)	(12,465,898)	52,426,545	29,306,306	23,116,488

Equity attributable to owners of the Company	12,077,587	4,993,284	5,371,375	2,911,837	698,350	1,661,351	15,191,543	(17,070,871)	(19,592,108)	6,242,348	8,927,843	1,661,349
Non-controlling interests	(962)	187,268	—	—	—	4,452,071	—	(186,306)	7,281,636	11,733,707	3,507,222	4,452,071

Total shareholders’ equity	12,076,625	5,180,552	5,371,375	2,911,837	698,350	6,113,422	15,191,543	(17,257,177)	(12,310,472)	17,976,055	12,435,065	6,113,420

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2015 (Restated)										Additional information
Statement of financial position:	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Logística
Cash and cash equivalents	2,995,495	885,880	1,967,643	1,016	96,907	246,849	1,193,409	(3,881,375)	—	3,505,824	3,129,530	246,849
Marketable securities	—	—	—	241,430	—	508,268	—	—	—	749,698	241,430	508,268
Trade receivables	719,092	2,058,601	540,132	38,510	220,417	165,671	248	(2,777,693)	—	964,978	799,308	165,671
Derivative financial instruments	1,465,816	255,665	665,032	—	12,363	99,863	1,653,038	(1,721,481)	—	2,430,296	2,292,859	99,863
Inventories	2,371,987	1,287,946	134,347	—	293,916	225,784	2,854	(3,659,933)	—	656,901	431,117	225,784
Other current assets	1,579,568	1,029,510	132,960	120,615	51,926	364,168	277,393	(2,609,078)	(66,604)	880,458	503,502	364,168
Other non-current assets	3,425,968	921,891	279,091	51	(135,853)	2,824,311	1,937,123	(4,347,859)	(9,717)	4,895,006	2,070,687	2,824,311
Investment in associates	225,670	248,456	—	—	8,453	44,241	11,971,024	(474,126)	(11,839,342)	184,376	140,134	44,241
Investment in joint ventures	—	—	—	—	—	—	8,237,190	—	—	8,237,190	8,237,190	—
Biological assets	678,564	—	—	—	—	—	—	(678,564)	—	—	—	—
Investment property	—	—	—	2,595,035	—	—	—	—	—	2,595,035	2,595,035	—
Property, plant and equipment	11,027,461	2,409,555	—	2,029	243,080	9,404,087	156,691	(13,437,016)	—	9,805,887	401,800	9,404,087
Intangible assets and goodwill	3,261,623	4,414,352	8,620,436	1,669	818,362	7,862,420	6,802	(7,675,975)	—	17,309,689	9,447,269	7,862,420
Loans, borrowings and debenture	(11,549,211)	(3,226,449)	(3,823,067)	—	(512,758)	(8,585,175)	(5,908,203)	14,775,660	—	(18,829,203)	(9,755,703)	(8,585,175)
Trade payables	(676,321)	(67,902)	—	—	(291)	(1,780)	(740,427)	744,223	—	(742,498)	(740,718)	(1,780)
Derivative financial instruments	(1,126,540)	(937,177)	(1,302,397)	(2,511)	(235,663)	(420,189)	(4,252)	2,063,717	—	(1,965,012)	(1,544,822)	(420,189)
Employee benefits payable	(315,704)	(83,214)	(65,522)	(5,684)	(15,061)	(149,871)	(20,141)	398,918	—	(256,279)	(106,407)	(149,871)
Other current liabilities	(920,298)	(968,904)	(103,331)	(35,464)	(135,945)	(1,477,920)	(237,919)	1,889,202	64,528	(1,926,051)	(463,015)	(1,477,920)
Other non-current liabilities	(1,364,086)	(3,129,560)	(1,180,987)	(104,403)	(209,245)	(7,094,274)	(3,754,009)	4,493,646	108,965	(12,233,953)	(5,236,850)	(7,094,274)

Total assets (net of liabilities) allocated by segment	11,799,084	5,098,650	5,864,337	2,852,293	500,608	4,016,453	14,770,821	(16,897,734)	(11,742,170)	16,262,342	12,442,346	4,016,453

Total assets	27,751,244	13,511,856	12,339,641	3,000,355	1,609,571	21,745,662	25,435,772	(41,263,100)	(11,915,663)	52,215,338	30,289,861	21,745,662

Equity attributable to owners of the Company	11,800,047	4,926,655	5,864,337	2,852,293	500,608	1,113,277	14,770,821	(16,726,702)	(19,142,086)	5,959,250	8,753,858	1,113,277
Non-controlling interests	(963)	171,995	—	—	—	2,903,176	—	(171,032)	7,399,916	10,303,092	3,688,488	2,903,176

Total shareholders’ equity	11,799,084	5,098,650	5,864,337	2,852,293	500,608	4,016,453	14,770,821	(16,897,734)	(11,742,170)	16,262,342	12,442,346	4,016,453

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Net sales by segment:

	July 1, 2016 to September 30, 2016	January 1, 2016 to September 30, 2016	July 1, 2015 to September 30, 2015	January 1, 2015 to September 30, 2015
Raízen Energia
Ethanol	1,400,772	4,600,024	1,128,511	3,695,498
Sugar	1,443,030	4,404,639	1,200,640	3,073,937
Cogeneration	206,557	401,876	203,002	387,740
Other	98,052	251,049	105,323	207,223

	3,148,411	9,657,588	2,637,476	7,364,398
Raízen Combustíveis
Fuels	17,380,867	50,252,193	15,638,868	44,494,263

	17,380,867	50,252,193	15,638,868	44,494,263
COMGÁS
Industrial	865,824	2,868,654	1,098,456	3,175,412
Residential	237,425	590,679	202,404	504,608
Thermal generation	6,713	68,307	129,043	379,188
Cogeneration	51,505	163,414	64,982	203,082
Automotive	53,130	151,107	50,262	145,313
Commercial	78,325	224,626	77,706	211,108
Construction revenue	77,582	231,869	109,959	303,683
Other	8,625	34,507	10,287	25,780

	1,379,129	4,333,163	1,743,099	4,948,174
Lubricants
Lubricants	404,882	1,256,067	403,214	1,105,607
Basic oil	54,725	163,558	76,870	171,028
Other	3,975	12,072	4,142	11,522

	463,582	1,431,697	484,226	1,288,157
Cosan Corporate
Other	48	425	26	27

	48	425	26	27
IFRS 11—Desconsolidated of adjustments/eliminations joint ventures and eliminations	(20,537,017)	(59,942,728)	(18,287,979)	(51,879,366)

Cosan Energia	1,835,020	5,732,338	2,215,716	6,215,653

Logistics
North operations(i)	1,051,377	2,945,356	972,369	1,995,330
South operations(i)	322,391	849,719	317,885	638,036
Container operations(i)	64,015	204,846	67,472	150,256

	1,437,783	3,999,921	1,357,726	2,783,622

Total	3,272,803	9,732,259	3,573,442	8,999,275

(i)	Segment created following the ALL Acquisition, which was completed on April 1, 2015

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

6	Cash and cash equivalents

	September 30, 2016	December 31, 2015
Cash and bank deposits	29,388	305,510
Savings account	595,378	28,278
Financial investments	2,523,198	3,172,036

	3,147,964	3,505,824

(i)	The balances of savings account that, at December 31, 2015, were presented as financial investments, were reallocated for a better presentation of these financial information.

Financial investments are composed as follows:

	September 30, 2016	December 31, 2015
Investment fund
Repurchase agreements	1,783,221	1,252,229
Bank certificate of deposits—CDB	219,896	792,279
Other	—	171,641

	2,003,117	2,216,149
Bank investments
Repurchase agreements	61,109	407,971
Bank certificate of deposits—CDB	245,968	542,658
Other	213,004	5,258

	520,081	955,887

	2,523,198	3,172,036

For purposes of the statement of cash flows, cash and cash equivalents comprises the following balances:

	September 30, 2016	December 31, 2015
Cash and bank accounts	29,388	305,510
Savings account	595,378	28,278
Cash and cash equivalents related to discontinued operation	9,933	—
Financial Investments	2,523,198	3,172,036

	3,157,897	3,505,824

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

7	Marketable securities

	September 30, 2016	December 31, 2015
Government security(i)	165	334,167
Bank certificate of deposits—CDB(ii)	1,385,124	271,323

	1,385,289	605,490

(i)	Refers to purchases of assets with repurchase agreements at a rate previously established by the parties, usually with fixed period of 90 days or less or for which there are no penalties or other restrictions for early redemption.
(ii)	Refers mainly to Bank Deposit Certificates—CDBs, issued by Brazilian financial institutions with original maturities of 90 days or less or for which there are no penalties or other restrictions for early redemption.

8	Trade receivables

	September 30, 2016	December 31, 2015
Domestic – Brazilian Reais	1,154,484	999,007
Export – Foreign currency	29,451	29,402
Allowance for doubtful accounts	(76,103)	(63,431)

	1,107,832	964,978
Current	1,047,026	904,245

Non-current	60,806	60,733

9	Other current tax receivables

	September 30, 2016	December 31, 2015
ICMS—State VAT	595,816	597,023
Credit installment—PAES	—	33,245
COFINS—Revenue tax	230,374	228,393
PIS—Revenue tax	61,458	69,098
Other	16,340	17,682

	903,988	945,441
Current	212,293	311,892

Non-Current	691,695	633,549

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

10	Related parties

a)	Receivables from and payables to related parties:

	September 30, 2016	December 31, 2015
Current Asset
Commercial operation
Raízen Energia S.A.	43,830	47,591
Aguassanta Participações S.A.	6,340	6,371
Raízen Combustíveis S.A.	4,500	3,052
Other	—	4,085

	54,670	61,099
Corporate operation / Agreements
Raízen Energia S.A.	9,672	13,028
Financial operations
Raízen Combustíveis S.A.	—	1,102

	64,342	75,229

Non-current assets
Receivables under the framework agreement
Janus Brasil Participações S.A	24,467	20,875
Raízen Energia S.A.	114,097	89,763

	138,564	110,638
Financial operations
Novvi Limited Liability Company	—	17,121
Other	—	8

	—	17,129
Corporate operation
Raízen Energia S.A.	—	23,029
Rezende Barbosa	38,994	70,365
Other	1,434	184

	178,992	221,345

	September 30, 2016	December 31, 2015
Current liabilities
Corporate operations
Raízen Energia S.A.	135,939	46,582
Raízen Combustíveis S.A.	95,057	71,035

	230,996	117,617
Corporate operations / Agreements
Raízen Energia S.A.	—	78,653
Raízen Combustíveis S.A.	—	7,810

	—	86,463

	230,996	204,080

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Related party transactions:

	July 1, 2016 to September 30, 2016	January 1, 2016 to September 30, 2016	July 1, 2015 to September 30, 2015 (Restated)	January 1, 2015 to September 30, 2015 (Restated)
Sales of goods and services
Raízen Combustíveis S.A.	38,007	100,219	31,931	66,788
Raízen Energia S.A.	113,211	328,531	105,634	243,972

	151,218	428,750	137,565	310,760
Purchase of goods / Inputs
Raízen Energia S.A.	(37)	(103)	(1,563)	(1,633)
Raízen Combustíveis S.A.	(235,843)	(662,894)	(200,689)	(202,453)
Other	(42)	(312)	—	—

	(235,922)	(663,309)	(202,252)	(204,086)
Discontinued operation
Raízen Energia S.A.	19,179	50,664	14,352	43,641

	19,179	50,664	14,352	43,641
Shared income (expense)
Aguassanta Participações S.A.	105	276	114	331
Raízen Energia S.A.	(20,299)	(54,144)	(6,641)	(14,878)

	(20,194)	(53,868)	(6,527)	(14,547)
Financial result
Raízen Energia S.A.	501	1,495	680	1,910
Other	(51)	(124)	(161)	(356)

	450	1,371	519	1,554

c)	Officers’ and directors’ compensation

	July 1, 2016 to September 30, 2016	January 1, 2016 to September 30, 2016	July 1, 2015 to September 30, 2015 (Restated)	January 1, 2015 to September 30, 2015 (Restated)
Regular compensation	14,570	72,858	7,435	28,305
Stock option expense	2,947	8,843	2,930	8,789
Bonuses and other variable compensation	4,693	38,205	83	33,143

	22,210	119,906	10,448	70,237

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

11	Investments in associates

a)	Information in associates of the Company and the Company’s ownership:

	Tellus Brasil Participações S.A.	Novvi Limited Liability Company	Janus Brasil Participações S.A.	Other investments	Total
Shares issued by the associate	65,957,282	200,002	16,166,927	—
Shares held by Cosan	33,638,214	100,001	31,699,465	—
Cosan ownership interest	51.00%	33.33%	51.00%	—

Equity in earnings (losses) of associates at September 30, 2015	8,235	(9,497)	588	2,189	1,515
At December 31, 2015	99,638	6,783	23,713	54,242	184,376
Equity in earnings (losses) of associates	(160)	(4,575)	4,808	3,162	3,235
Capital increase	—	20,972	3,592	—	24,564
Dividends	(1,508)	—	(689)	(5,928)	(8,125)
Other	(492)	—	(90)	1,525	943

At September 30, 2016	97,478	23,180	31,334	53,001	204,993

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Information in the non-controlling interests in subsidiaries of the Company:

	Cosan S.A. Indústria e Comércio	Cosan Logística S.A.	Companhia de Gás de São Paulo—COMGÁS	Rumo Logística Operadora Multimodal S.A.	Logispot Armazéns Agrícolas S.A.	Radar Propriedades Agrícolas S.A.	Radar II Propriedades Agrícolas S.A.	Elimination of participation Radar II in Radar	Total
Shares issued by the associate	407,214,353	365,100,567	127,313,301	1,339,015,898	2,040,816	21,148,989	830,690,258	—
Shares held by non-controlling shareholders	153,511,030	100,327,292	47,549,252	959,137,088	1,000,000	17,147,822	290,710,861	—
Non-controlling interest	37.70%	27.48%	37.35%	71.63%	49.00%	81.08%	35.00%	—

Equity in earnings (losses) of associates at September 30, 2015 (Restated)	(12,142)	154,500	2,973	(4,331)	(624)	(9,204)	46,656	—	177,828
At December 31, 2015	3,700,096	46,043	2,109,567	2,866,244	36,835	1,728,749	349,022	(498,850)	10,337,706
Effect of changes to IAS 41 (Note 2)	(34,614)	—	—	—	—	—	—	—	(34,614)
At December 31, 2015 (Restated)	3,665,482	46,043	2,109,567	2,866,244	36,835	1,728,749	349,022	(498,850)	10,303,092
Equity in earnings (losses) of associates	345,277	(25,510)	270,787	(199,458)	(877)	30,769	9,455	(6,153)	424,290
Other comprehensive income (losses)	(38,744)	399	—	4,470	—	503	38	(111)	(33,445)
Dividends	(216,701)	—	(464,007)	—	—	—	—	—	(680,708)
Capital increase	—	139,556	—	1,744,856	—	—	—	—	1,884,412
Other	(70,812)	(70,575)	(22,547)	—	—	—	—	—	(163,934)

At September 30, 2016	3,684,502	89,913	1,893,800	4,416,112	35,958	1,760,021	358,515	(505,114)	11,733,707

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

12	Investments in joint ventures

Changes to investments in joint ventures were as follows:

	Raízen Combustíveis S.A.	Raízen Energia S.A.	Total
Shares issued by the associate	3,303,168,484	5,902,595,634
Shares held by Cosan	1,651,584,242	2,951,297,817
Cosan ownership interest	50%	50%

Equity in earnings of joint ventures at September 30, 2015 (Restated)	388,395	(136,381)	252,014
At December 31, 2015	3,204,834	5,124,686	8,329,520
Effect of changes to IAS 41 (Note 2)	—	(92,330)	(92,330)
At December 31, 2015 (Restated)	3,204,834	5,032,356	8,237,190
Equity in earnings of joint ventures	488,223	609,960	1,098,183
Other comprehensive losses	20,646	(181,075)	(160,429)
Interest on capital	(63,500)	—	(63,500)
Dividends	(412,060)	(197,782)	(609,842)

At September 30, 2016	3,238,143	5,263,459	8,501,602

The statement of financial position and statement of profit or loss of the joint ventures are disclosed in Note 5 Segments.

Pursuant to the terms of the Raízen Joint Venture—Framework Agreement, Cosan is responsible for certain legal proceedings that existed prior to the formation of Raízen, net of judicial deposits as of April 1, 2011, as well as tax installments under the REFIS (tax amnesty and refinancing program), recorded in “Other taxes payable”. Additionally, Cosan granted Raízen access to a credit line (stand-by facility) in the amount of US$500 million, which was unused at September 30, 2016.

13	Disposal group held for sale

On September 30, 2016, Company signed a Share Purchase Agreement with Mansilla Participações Ltda. (vehicle from TIAA—Teachers Insurance and Annuity Association of America investment fund), also a shareholder of Radar and Radar II, committing to sell part of its stake in Radar for a net amount of R$1.064.506. Cosan will maintain a stake in Radar’s common shares due to its expertise in the sector.

As described in the Purchase and Sale Agreement, the sale of Radar’s share only will be realized after the approval of CADE (Administrative Council for Economic Defense), which occurred on October 18, 2016.

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(a)	Impairment losses relating to the disposal group

The asset available for sale’s measurement should be done at the lower value between carrying amount and fair value, however, the book balances at Consolidated level of Radar I e Radar II are substantially comprised of investment properties, assets held for sale, other financial assets, securities and cash and cash equivalents, whose measurement rules are set forth in IFRS 5, so no adjustment should be made.

(b)	Assets and liabilities of disposal group held for sale

On September 30, 2016, the group of assets and liabilities held for sale comprised the following assets and liabilities:

September 30, 2016
Assets
Cash and cash equivalents	9,933
Investment securities	146,749
Other current assets	20,906
Assets held for sale	122,086
Other financial assets	150,150
Other current assets	19,293
Investment properties	2,594,462
Property and equipment	1,655
Intangible assets	1,822

Assets held for sales	3,067,056
Liabilities
Trade payables	507
Salaries payable	6,096
Income tax payables	15,407
Dividends and interest on capital payable	14,810
Payables to related parties	6,335
Other current liabilities	3,589
Deferred tax liabilities	188,648

Liabilities held for sales	235,392

Net assets held for sales	3,302,448

Other comprehensive income
Change in fair value of available for sale securities	5,804

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(c)	Net income from discontinued operations

	July 1, 2016 to September 30, 2016	January 1, 2016 to September 30, 2016	July 1, 2015 to September 30, 2015	January 1, 2015 to September 30, 2015
Net sales	25,315	72,243	31,886	80,420
Cost of sales	—	—	(10,713)	(17,982)

Gross profit	25,315	72,243	21,173	62,438

General and administrative expenses	(8,559)	(23,249)	(8,030)	(22,225)
Other expense, net	1,159	9,825	23	20,806

Operating expenses	(7,400)	(13,424)	(8,007)	(1,419)

Income before equity in earning and financial results	17,915	58,819	13,166	61,019

Financial results	5,074	13,201	3,199	6,870
Profit before taxes	22,989	72,020	16,365	67,889

Income tax expenses	(4,677)	(13,160)	(3,508)	(10,328)

Profit for the period	18,312	58,860	12,857	57,561

Owners of the Company	4,112	15,491	3,519	12,570
Non-controlling interests	14,200	43,369	9,338	44,991

	18,312	58,860	12,857	57,561

(d)	Cash flows generated (used in) discontinued operations

	January 1, 2016 to September 30, 2016	January 1, 2015 to September 30, 2015
Net cash generated by operating activities	14,309	13,279
Net cash used in investing activities	(5,393)	(18,111)

Net cash generated by (used in) discontinued operations	8,916	(4,832)

The income statement for the period and comparative cash flow is being restated to present discontinued operations separately from continuing operations.

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

14	Property, plant and equipment

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives	Permanent railways	Construction in progress	Other	Total
Cost
At December 31, 2015	859,957	663,223	4,235,037	3,568,597	824,034	467,090	10,617,938
Additions	—	6,814	18,309	42,386	1,422,379	1,342	1,491,230
Disposals	—	(1,339)	(823)	(7,409)	(202)	(24,156)	(33,929)
Transfers	107,549	67,403	738,620	171,576	(1,043,798)	(43,067)	(1,717)
Discontinued operation	(598)	(143)	—	—	(603)	(1,005)	(2,349)

At September 30, 2016	966,908	735,958	4,991,143	3,775,150	1,201,810	400,204	12,071,173

Amortization
At December 31, 2015	(118,056)	(218,925)	(248,686)	(209,308)	—	(17,076)	(812,051)
Additions	(34,469)	(55,139)	(201,271)	(225,653)	—	(56,562)	(573,094)
Disposals	—	224	440	3,048	—	15,398	19,110
Transfers	5,061	852	3,052	(7,342)	—	(12,312)	(10,689)
Discontinued operation	136	96	—	—	—	462	694

At September 30, 2016	(147,328)	(272,892)	(446,465)	(439,255)	—	(70,090)	(1,376,030)

At December 31, 2015	741,901	444,298	3,986,351	3,359,289	824,034	450,014	9,805,887

At September 30, 2016	819,580	463,066	4,544,678	3,335,895	1,201,810	330,114	10,695,143

Capitalization of borrowing costs

Capitalized borrowing costs for the period ended September 30, 2016 amounted to R$2.227 (R$7.031 for the period ended September 30, 2015).

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

15	Intangible assets and goodwill

	Goodwill	Concession rights	Improvements to public concessions and operating licenses	Trademarks	Customer relationships	Other	Total
Cost:
At December 31, 2015	713,291	16,664,047	432,529	252,474	940,470	404,013	19,406,824
Additions	—	247,257	26,552	—	55,903	6,791	336,503
Disposals	—	(16,777)	—	—	(10,391)	(272)	(27,440)
Transfers	—	(2,147)	(26,552)	—	106	17,503	(11,090)
Business combination	—	57,217	—	—	—	—	57,217
Discontinued operation	—	—	—	—	—	(2,396)	(2,396)

At September 30, 2016	713,291	16,949,597	432,529	252,474	986,088	425,639	19,759,618

Amortization
At December 31, 2015	—	(1,011,806)	(193,818)	(159,789)	(575,411)	(156,311)	(2,097,135)
Additions	(4,270)	(349,471)	(8,806)	(17,120)	(113,129)	(45,571)	(538,367)
Disposals	—	9,821	—	—	5,466	18	15,305
Transfers	—	124	—	—	—	(130)	(6)
Discontinued operation	—	—	—	—	—	574	574

At September 30, 2016	(4,270)	(1,351,332)	(202,624)	(176,909)	(683,074)	(201,420)	(2,619,629)

At December 31, 2015	713,291	15,652,241	238,711	92,685	365,059	247,702	17,309,689

At September 30, 2016	709,021	15,598,265	229,905	75,565	303,014	224,219	17,139,989

Capitalization of borrowing costs

Capitalized borrowing costs for the period ended September 30, 2016, amounted to R$13,026 (R$13,766 for the period ended September 30, 2015). The weighted average interest rate used to capitalize borrowing costs on the balance of construction in progress, was 12.55% p.a. for the period ended September 30, 2016 (11.26% p.a. for the period ended September 30,2015).

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Intangible assets (excluding goodwill)	Annual rate of amortization—%	September 30, 2016	December 31, 2015
Gas distribution concession—COMGÁS(i)	Concession term	8,216,389	8,237,379
Concession rights—Rumo(ii)	Concession term	7,381,877	7,414,862

		15,598,266	15,652,241
Operating license for port terminal(iii)	4.00	229,905	238,711
		—	—
Trademarks
Mobil	10.00	51,361	68,481
Comma	—	24,204	24,204

		75,565	92,685
Relationship with customers:		—
Comgás	3.00	260,131	313,694
Lubricants	6.00	42,883	51,365

		303,014	365,059
Other		—
Software licenses	20.00	128,324	126,469
Other		95,895	121,233
		224,219	247,702

Total		16,430,969	16,596,398

(i)	Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets;
(ii)	Refers to the concession right agreement of ALL Malha Norte, which will be amortized until the end of the concession in 2079;
(iii)	Port operating license and customer relationships of Rumo, from the business combinations.

Impairment testing of cash-generating units goodwill

The Company tests the recoverable amounts of goodwill arising from business combination transactions annually. Property, plant and equipment and definite life intangible assets that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

During the period ended September 30, 2016, no impairment indicators were identified that would trigger the need for an impairment test.

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

16	Loans, borrowings and debentures

	Interest
Description	Index(i)	Annual interest (ii)	September 30, 2016	December 31, 2015	Maturity
Loan and borrowings
BNDES	URTJLP	9.33%	2,535,451	2,851,793	Jun/2029
	Fixed	5.02%	1,160,599	1,016,225	Feb/2025
	TJ462	10.43%	688,609	809,660	Oct/2020
	Selic	16.22%	320,663	298,258	Oct/2020
	TJLP	10.15%	168,096	176,900	Oct/2018
	Selic	14.15%	5,586	5,595	Sep/2020
	Fixed	3.94%	4,112	4,684	Jan/2024
	IPCA	15.52%	4,659	4,152	Nov/2021
	URTJLP	10.13%	24,511	217	Sep/2022
EIB	US$ + Libor	2.35%	669,973	869,014	Sep/2021
Foreign loans	GBP + Libor	3.93%	230,954	312,940	Dec/2019
FRN	US$	2.63%	—	216,134	Jan/2017
NCE	112% of CDI	15.95%	156,038	406,805	Dec/2018
	109% of CDI	15.50%	—	304,644	Oct/2018
	129,62% CDI	18.69%	573,403	—	Jun/2023
	US$	3.79%	—	126,669	Jul/2016
Perpetual Notes	US$	8.25%	1,643,558	1,976,673	—
Resolution 4131	US$	3.08%	108,978	477,705	Oct/2020
	US$ + Libor	2.00%	414,506	471,045	Mar/2018
	US$ + Libor	2.00%	361,536	406,348	Nov/2016
Senior Notes Due 2018	Fixed	9.50%	164,297	875,376	Mar/2018
Senior Notes Due 2023	US$	5.00%	328,923	2,009,296	Mar/2023
Senior Notes Due 2027	US$	7.00%	2,378,320	—	Jan/2027
FINEP	Fixed	5.00%	116,192	137,133	Nov/2020
Trade banks	CDI + 3,50% p.a.	18.12%	—	205,781	Sep/2016
	CDI + 4,91% p.a.	19.73%	180,212	195,632	Jun/2019
	Fixed	20.98%	766	3,898	Jun/2016
Working capital	CDI + 2,80% p.a.	17.33%	406,022	388,203	Dec/2018
	CDI + 2,95% p.a.	17.50%	299,400	—	Dec/2018
	US$ + Libor	4.45%	—	100,121	Sep/2021
	CDI + 0,28% p.m.	18.02%	6,683	25,004	Dec/2016
	121,10% do CDI	17.36%	2,008	10,144	Nov/2016
	125,5% do CDI	18.04%	10,184	17,764	Oct/2016
Prepayment	US$+Libor Tri	3.80%	56,338	—	Apr/2017
FINIMP	US$+Libor Tri	3.17%	41,283	—	Jun/2017

			13,061,860	14,703,813

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Interest
Description	Index(i)	Annual interest (ii)	September 30, 2016	December 31, 2015	Maturity
Debentures
Convertible debentures	URTJLP	9.01%	—	2,592	Jun/2016
Non-convertible debentures	CDI + 2,05% p.a.	16.47%	154,420	1,431,607	Mar/2018
	CDI + 1,30% p.a.	15.61%	311,999	775,228	Oct/2017
	CDI + 3,50% p.a.	18.12%	2,433,269	—	Jun/2023
	IPCA	15.08%	658,038	594,157	Dec/2025
	108 % of CDI	15.34%	338,455	526,285	Jul/2018
	IPCA	12.88%	519,361	484,246	Sep/2020
	Fixed	13.13%	169,154	161,175	Oct/2020
	CDI	15.16%	126,855	119,785	Sep/2019
	% of net revenue	—	—	30,315	—

			4,711,551	4,125,390
Total			17,773,411	18,829,203

Current			2,424,364	2,775,510

Non-current			15,349,047	16,053,693

(i)	TJLP and URTJLP are long-term interest rates on BNDES (Brazilian National Economic and Social Development Bank) loans. Selic is the benchmark interest rate set by the Brazilian Central Bank. CDI is a benchmark interbank lending rate in Brazil. IPCA is a benchmark consumer price index.
(ii)	As at September 30, 2016.

On June 20, 2016, the Company issued Senior Notes in the international market in accordance with the “Regulation S” and rule “144A” in the amount of US$500 million, which are subject to interest at 7% pa The funds were used for partial repayment of Senior Note 2018 and Senior Note 2023. During the term of the notes, the Company must maintain the ratio “net debt divided by EBITDA”, besides other financial covenants.

On July 18, 2016 the Cosan Luxembourg S.A. (“Cosan Lux”) issued an additional U.S.$150,000,000 principal amount of its 7% Senior Notes due 2027. The Bonds are additional securities issued pursuant to the provisions of the indenture, dated as of June 20, 2016, among the Issuer, Cosan S.A. and Deutsche Bank Trust Company Americas, as Trustee (the “Trustee”).

On June 28, 2016 the subsidiary “Rumo” completed the structure of part of the debt reprofiling of Rumo and its subsidiaries maturing in 2016, 2017 and 2018 in the amount of R$2,925,647, with changes to certain terms and conditions, or issuance new working capital instruments. As a result of the operation non-convertible debentures were issued maturing in 2023 and contractual amendment of certain debts which extended the maturity to start from 2019 were implemented.

On July 1, 2016, the indirect subsidiary “Cosan Lubricants” contracted a loan “FINIMP” with Citibank in the amount of US$12,345 at an interest rate of Libor 3M + 2.52% pa, maturing on 30 June 2017. The funds were used to pay for raw materials imported.

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The carrying amounts of loans, borrowings and debentures are denominated in the following currencies:

	September 30, 2016	December 31, 2015
Brazilian Real	11,539,042	11,863,258
US Dollar	6,003,415	6,653,005
Pound Sterling	230,954	312,940

	17,773,411	18,829,203

Financial Covenants

The Company and its subsidiaries are subject to certain restrictive financial covenants set forth in existing loans, financing and debentures agreements in relation to certain financial and non-financial indicators. Financial ratios are: (i) consolidated net comprehensive debt (Bank loans, bonds, leases, certificates of real estate receivables net of cash and cash equivalents, marketable securities and derivative instruments)/ EBITDA; (ii) EBITDA / consolidated financial results (considers only interest on debentures, loans / financing and derivative activities); (iii) equity / net assets, on which is applicable only to BNDES.

➢ “Cosan S.A” and its subsidiaries

Except for BNDES, whose new net comprehensive debt indicators / EBITDA and ICD are yet to be set, all other creditors have agreed to a ratio of up to 5.5x net comprehensive debt / EBITDA. If the negotiations with BNDES require a lower leverage ratio, such ratio will be extended to all other creditors with equivalent covenants conditions. On September 30, 2016, quarterly financial covenants were met within the new established standards.

➢ “Cosan Logística” and its subsidiaries

The ratio agreed is up to 4.5x comprehensive net debt / EBITDA, the limit that was being complied with by the Company in the quarter ended September 30, 2016.

On September 30, 2016, the Company had R$ 68,376 loan from BNDES, subject to the provisions of “covenants” more restrictive than the indicator mentioned in the previous paragraph with measurement date of December 31, 2016. This requirement is being replaced by bank guarantees.

As at September 30, 2016, the Company and its subsidiaries were in compliance with all debt financial covenants.

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

17	Leases

Finance lease liabilities

Finance lease liabilities are payable as follows:

	September 30, 2016				December 31, 2015
	Less than one year	Between one and five years	More than five years	Total	Total
Future minimum lease payments	700,173	960,867	365,519	2,026,559	2,196,200
Rolling stock	669,698	870,194	260,298	1,800,190	1,953,414
Terminal	23,664	85,123	105,221	214,008	232,148
Other	6,811	5,550	—	12,361	10,638
Interests	(156,735)	(252,684)	(83,022)	(492,441)	(454,499)
Rolling stock	(140,087)	(208,506)	(58,241)	(406,834)	(357,416)
Terminal	(15,435)	(43,361)	(24,781)	(83,577)	(96,069)
Other	(1,213)	(817)	—	(2,030)	(1,014)

Present value of minimum lease payments	543,438	708,183	282,497	1,534,118	1,741,701

Current				543,438	539,615

Non-current				990,680	1,202,086

Leases have various expiration dates, the last maturing in June 2043. The amounts are updated annually by Brazilian market price index (Índice Geral de Preços do Mercado-IGPM) plus TJLP (Long-Term Interest Rate) or CDI.

Operating leases

As of September 30, 2016, the future minimum lease payments under non-cancellable leases are as follows:

	September 30, 2016	December 31, 2015
Future minimum lease payments
Less than one year	12,018	22,788
Between one and five years	32,215	24,364
More than five years	11,796	13,528

	56,029	60,680

The rentals are recognized as expenses (Note 25) on a straight-line basis over the life of the respective agreement.

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

18	Concessions payable

	Concessions payable		Judicial deposits
	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015
Payables
Malha Sul	75,337	65,906	—	—
Malha Paulista	24,935	24,944	—	—

	100,272	90,850	—	—
Court Discussion
Malha Paulista	1,319,228	1,175,697	117,533	116,510
Malha Oeste	1,091,664	957,697	19,096	18,060

	2,410,892	2,133,394	136,629	134,570

Total	2,511,164	2,224,244	136,629	134,570

Current	27,575	20,205

Non-current	2,483,589	2,204,039

19	Trade payables

	September 30, 2016	December 31, 2015
Natural gas suppliers	1,376,294	1,489,552
Materials and service suppliers	767,397	627,067
Fuels suppliers	536	3,535
Judicial deposits(i)	(294,976)	(294,976)
Other	66,403	139,834

	1,915,654	1,965,012

Current	1,914,837	1,963,981

Non-current	817	1,031

(i)	On September 30, 2016, the balance of judicial discussion due to the fact of Petrobras is practicing different prices comparing to the market in gas supply is R$1,018,129, being the amount secured by judicial deposit R$294,976 and the amount guaranteed by bail R$723,153.

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

20	Other taxes payable

	September 30, 2016	December 31, 2015
Tax amnesty and refinancing program—Refis	49,680	56,041
COFINS—Revenue tax	29,787	23,080
PIS—Revenue tax	6,240	4,670
INSS—Social security	8,647	7,483
Other	26,098	39,901
ICMS – State VAT	94,777	73,692

	215,229	204,867

Current	177,506	153,540

Non-Current	37,723	51,327

21	Income tax and social contribution

a)	Reconciliation of income and social contribution tax expenses:

	July 1, 2016 to September 30, 2016	January 1, 2016 to September 30, 2016	July 1, 2015 to September 30, 2015 (Restated)	January 1, 2015 to September 30, 2015 (Restated)
Profit before taxes	367,386	833,273	77,034	179,019
Income tax and social contribution at nominal rate (34%)	(124,911)	(283,312)	(26,191)	(60,867)
Adjustments to reconcile nominal to effective tax rate
Equity in earnings of investees (non-taxable income)	140,296	374,481	9,999	86,200
Credit claims for damages	1,346	3,652	—	—
Differences in tax rates on earnings / losses of overseas companies	(12,303)	(115,272)	36,298	39,137
Differences in tax rates on entities under Brazilian presumed profits tax regime	(253)	(378)	(153)	392
Tax profit of the activity (operating income)	10,221	27,473	11,850	20,946
Stock options expenses	(1,002)	(3,007)	(996)	(2,988)
Interest on capital (net received)	(8,330)	(21,590)	(12,818)	(18,938)
Non-deductible expenses (donations, gifts, etc.)	(7,274)	(12,926)	(4,909)	(18,628)
Tax losses not recorded	(64,167)	(134,317)	(24,895)	(52,317)
Costs of issuing equity instruments	1,022	22,329	—	—
Other	(4,591)	(9,111)	(1,473)	(2,714)

Income tax and social contribution benefit (expense)—current and deferred	(69,946)	(151,978)	(13,288)	(9,777)

Effective rate—%	19,03	18,23	17,24	5,46

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Deferred income tax assets and liabilities:

	September 30, 2016				December 31, 2015
	Basis	Income taxes (25%)	Social contribution (9%)	Total income taxes (34%)	Total income taxes (34%)
Tax loss carry forwards
Income tax loss carry forwards	7,906,291	1,976,573	—	1,976,573	1,597,697
Social contribution tax loss carry forwards	8,046,363	—	724,173	724,173	580,269
Temporary differences
Foreign currency losses	1,659,281	414,820	149,335	564,155	937,281
Provision for judicial demands	1,133,546	283,387	102,019	385,406	354,730
Impairment	918,856	229,714	82,697	312,411	350,325
Business combination—Property, plant and equipment	445,004	111,251	40,050	151,301	246,757
Tax deductible goodwill	(75,628)	(18,907)	(6,806)	(25,713)	129,207
Gains or losses on actuarial liabilities	318,917	79,729	28,703	108,432	103,820
Allowance for doubtful accounts	445,782	111,446	40,120	151,566	95,015
Regulatory asset	213,146	53,286	19,183	72,469	76,764
Profit sharing	61,279	15,320	5,515	20,835	32,327
Concession contract	(32,648)	(8,162)	(2,938)	(11,100)	(12,552)
Assets held for sale	—	—	—	—	(1,255)
Business combination—Other fair value adjustments	(126,628)	(31,657)	(11,397)	(43,054)	(66,404)
Property, plant and equipment	(524,199)	(131,050)	(47,178)	(178,228)	(147,749)
Unrealized gains on derivatives instruments	(391,761)	(97,940)	(35,258)	(133,198)	(469,899)
Unrealized gains on investment properties	—	—	—	—	(62,069)
Gain on formation of joint ventures	(3,338,342)	(834,586)	(300,451)	(1,135,037)	(1,135,037)
(-) Valuation allowance	(5,186,506)	(1,296,627)	(466,786)	(1,763,413)	(1,526,639)
Business combination—Intangible assets	(11,094,306)	(2,773,576)	(998,488)	(3,772,064)	(3,839,323)
Other	1,058,059	264,515	95,227	359,742	275,782

Total net liability		(1,652,464)	(582,280)	(2,234,744)	(2,480,953)
Deferred income tax—Assets				1,430,900	1,698,611
Deferred income tax—Liabilities				(3,665,644)	(4,179,564)

Total net deferred taxes				(2,234,744)	(2,480,953)

c)	Changes in deferred income taxes, net:

At December 31, 2015—Net deferred tax liability	(2,480,953)
Recorded through income	64,562
Recorded through other comprehensive income	(342)
Discontinued operation	184,844
Business combinations	(32,028)
Other(i)	29,173

At September 30, 2016—Net deferred tax liability	(2,234,744)

(i)	Exchange variation effect due to conversion of invested balance abroad.

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

22	Provision for legal proceedings

	Provision for legal proceedings		Judicial deposits
	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015
Tax	471,698	441,674	370,262	377,435
Civil, regulatory and environmental	342,401	284,344	185,730	181,180
Labor	454,610	467,913	139,601	121,609

	1,268,709	1,193,931	695,593	680,224

Changes in provision for legal proceedings:

	Tax	Civil, regulatory and environmental	Labor	Total
At December 31, 2015	441,674	284,344	467,913	1,193,931
Accruals	9,742	34,272	85,661	129,675
Write-off / Reversals	(7,806)	(26,718)	(131,168)	(165,692)
Indexation and interest charges	28,088	50,503	32,204	110,795

At September 30, 2016	471,698	342,401	454,610	1,268,709

Tax claims

a)	Judicial claims deemed to be probable losses, fully accrued

	September 30, 2016	December 31, 2015
Compensation with FINSOCIAL	265,830	255,022
State VAT—ICMS credits	83,519	79,417
INSS—Social security	61,853	57,916
PIS and COFINS	2,413	2,781
IPI—Excise tax credit—NT	1,136	1,105
Federal income taxes	329	329
Other	56,618	45,104

	471,698	441,674

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Judicial claims deemed as possible losses, and therefore not accrued

	September 30, 2016	December 31, 2015
ICMS—State VAT	2,037,991	1,904,253
Federal income taxes(i)	1,742,791	886,178
Foreign financial operation	968,237	911,942
PIS and COFINS—Revenue taxes	806,874	879,669
IRRF—Withholding tax	777,661	792,104
INSS—Social security and other	614,839	577,686
IPI—Excise tax credit—NT	507,831	484,606
Goodwill ALL	474,735	446,535
Penalties related to tax positions	387,373	258,391
Compensation with IPI—IN 67/98	127,250	123,522
MP 470—Tax installments	118,605	113,814
Intermodal	79,838	76,914
Stock option	61,089	57,554
Financial transactions tax on loan	53,675	49,844
Social security contributions	43,061	40,855
Award credit compensation	37,604	—
Other	1,041,434	952,651

	9,880,888	8,556,518

(i)	The tax contingencies relate to the tax assessments mainly in the Federal sphere and are classified as possible losses by the legal counsel and management and, therefore, no reserve was required. Until the date of approval of the interim financial statements, the Company had knowledge of an assessment notice on goodwill amortization expense amounting possible is R$618,992. The tax assessment is being challenged at the administrative level.

Civil, labor, regulatory and environmental

a)	Judicial claims deemed to be probable losses, fully accrued

•	Civil – refers mainly to compensation for material and moral damages, class actions for abstaining from straw burning sugarcane and execution of environmental nature.

•	Labor – represent labor claims filed by former employees and employees of service providers who question, among others, payment of overtime, night and dangerous, job reinstatement, compensation for accidents at work and reimbursement of discounts from payroll, such as confederative and assistance contributions, union dues and other.

•	Regulatory – mainly refers to fines and discussions with National Authority for Terrestrial Transport (ANTT).

•	Environmental – these amounts derive from assessments made by the Environmental Sanitation Technology Company (CETESB-SP), Brazilian Institute of Environment and Natural Resources (IBAMA) and Environment Municipal Departments related to soil contamination and water by the overflow of products and non-compliance with conditions imposed by such operating license. In all cases, measures are being taken to reduce the existing liabilities, as well as repair and prevention measures.

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Judicial claims deemed as possible losses, and therefore not accrued

The main civil and labor lawsuits, for which the unfavorable outcome is considered possible, are as follows:

	September 30, 2016	December 31, 2015
Civil	2,754,730	2,385,643
Labor	1,033,951	960,446
Regulatory	374,116	339,267
Environmental	338,688	295,984

	4,501,485	3,981,340

23	Shareholders’ equity

a)	Share capital

As of September 30, 2016, Cosan Limited’s share capital is composed of the following:

Shareholders—Common shares	Class A and / or BDRs	%	Class B1 shares	%
Queluz Holdings Limited	9,933,168	5,70	66,321,766	68,85
Usina Costa Pinto S.A. Açúcar e Álcool	—	—	30,010,278	31,15
Gávea Investimentos Ltda.	17,126,127	9,82	—	—
Skagen AS	16,220,419	9,30	—	—
MSOR Participações S.A.	1,811,250	1,04	—	—
Other	123,267,875	70,70	—	—

Total shares outstanding	168,358,839	96,56	96,332,044	100,00

Treasury shares	5,996,502	3,44	—	—
Total	174,355,341	100,00	96,332,044	100,00

b)	Treasury shares

The Company holds 5,996,502 Class A treasury shares as of September 30, 2016 and December 31, 2015 with a market value of U.S.$7.15 per share at September 30, 2016 (U.S.$3.69 per share at December 31, 2015).

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

c)	Other comprehensive (loss) income

	December 31, 2015	Comprehensive (loss) income	September 30, 2016
Foreign currency translation effects	(468,350)	141,946	(326,404)
Loss on cash flow hedge in joint ventures and subsidiaries	(235,779)	(174,200)	(409,979)
Revaluation of investment properties reclassified from property, plant and equipment	190,735	—	190,735
Actuarial gain on defined benefit plan	28,032	—	28,032
Financial instrument with subsidiary	—	6,000	6,000
Changes in fair value of available for sale securities	6,748	391	7,139

Total	(478,614)	(25,863)	(504,477)

Attributable to:
Owners of the Company	(478,207)	7,582	(470,625)
Non-controlling interests	(407)	(33,445)	(33,852)

	December 31, 2014	Comprehensive (loss) income	September 30, 2015
Foreign currency translation effects	(298,446)	(193,689)	(492,135)
Loss on cash flow hedge in joint ventures and subsidiaries	(10,574)	(40,790)	(51,364)
Revaluation of investment properties reclassified from property, plant and equipment	190,735	—	190,735
Actuarial gain on defined benefit plan	47,104	—	47,104
Changes in fair value of available for sale securities	(1,467)	4,939	3,472

Total	(72,648)	(229,540)	(302,188)

Attributable to:
Owners of the Company	(165,618)	(197,035)	(362,653)
Non-controlling interests	92,970	(32,505)	60,465

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

24	Earnings per share

The following table sets forth the calculation of earnings per share for the period ended September 30, 2016 and 2015 (in thousands of Brazilian Reais, except per share amounts):

	July 1, 2016 to September 30, 2016	January 1, 2016 to September 30, 2016	July 1, 2015 to September 30, 2015 (Restated)	January 1, 2015 to September 30, 2015 (Restated)
Profit attributable from continued operation to ordinary equity holders for basic earnings	158,193	315,865	46,002	48,975
Profit attributable from discontinued operation to ordinary equity holders for basic earnings	4,112	15,491	3,519	12,570
Effect of dilution:
Brados’s dilutive options	—	—	(436)	—
ALL’s debentures	—	—	43	(131)
Dilutive effect of subsidiary’s stock option plan	(1,020)	(1,725)	(6)	12
Dilutive effect of subsidiary’s stock option plan—discontinued operation	(23)	(43)	—	—
Dilutive effect of put option	(15,601)	(15,601)	(15,601)	(15,601)
Profit from continued operation attributable to ordinary equity holders adjusted for the effect of dilution	141,572	298,539	30.002	33.255
Profit from discontinued operation attributable to ordinary equity holders adjusted for the effect of dilution	4,089	15,449	3,519	12,570
Weighted average number of shares outstanding	264,690,883	264,690,883	264,690,883	264,690,883
Basic earnings per share from:
Continuing operations	R$0.59765	R$1.19333	R$0.17380	R$0.18503
Discontinuing operations	R$0.01554	R$0.05853	R$0.01329	R$0.04749
Diluted earnings per share from:
Continuing operations	R$0.53477	R$1.12787	R$0.11335	R$0.12564
Discontinuing operations	R$0.01545	R$0.05836	R$0.01329	R$0.04749

The non-controlling interests of the indirect subsidiary Brado have the right to exercise a liquidity option provided for in the shareholders’ agreement signed on August 5, 2013. This option would exchange all Brado shares held by such minority shareholders by shares of ALL. The exchange ratio shall take into account the economic value for both Brado and ALL shares. At the Company’s exclusive discretion, an equivalent cash payment is also possible.

The stock option plan is out of money, so, the exercise price of the options granted is much higher than the average stock price during the period. These financial instruments have antidilutive effects in the periods presented.

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

25	Other (expense) income, net

	July 1, 2016 to September 30, 2016	January 1, 2016 to September 30, 2016	July 1, 2015 to September 30, 2015 (Restated)	January 1, 2015 to September 30, 2015 (Restated)
Settlement of pre-existing relationship with business combinations	—	—	—	29,838
Insurance reimbursement income	3,240	10,808	5,633	13,877
Rental income	800	2,016	259	2,380
Cost related to internal organization and prospective acquisitions	(323)	(323)	(59)	(101,423)
Changes in the fair value of investment properties	—	—	—	—
Loss on disposal of non-current assets	(6,281)	(15,505)	(103)	(2,762)
Provisions for legal proceedings	(17,954)	(94,145)	(17,868)	(42,010)
Other	3,616	13,930	10,904	16,678

	(16,902)	(83,219)	(1,234)	(83,422)

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

26	Financial results

	July 1, 2016 to September 30, 2016	January 1, 2016 to September 30, 2016	July 1, 2015 to September 30, 2015 (Restated)	January 1, 2015 to September 30, 2015 (Restated)
Cost of gross debt
Interest on debt	(480,142)	(1,383,622)	(197,290)	(724,646)
Monetary and exchange rate variation	(55,842)	943,902	(1,102,124)	(1,695,765)
Derivatives(i)	(66,464)	(1,431,499)	847,708	1,248,612
Amortization of borrowing costs	(7,272)	(69,781)	—	—
Discounts obtained from financial operations	688	85,962	—	—
Guarantees and warranties on debt	(12,797)	(35,774)	(6,212)	(17,549)

	(621,829)	(1,890,812)	(457,918)	(1,189,348)
Income from financial investment	131,646	395,580	100,207	239,338

	131,646	395,580	100,207	239,338

Cost of debt, net	(490,183)	(1,495,232)	(357,711)	(950,010)
Other charges and monetary variations
Interest on other receivables	52,524	184,477	82,657	111,214
Monetary variation on leases and concessions agreements	(76,089)	(221,671)	(62,498)	(116,189)
Monetary variation on leases	(55,981)	(158,074)	(43,605)	(65,822)
Bank charges	(55,230)	(165,953)	(33,378)	(90,379)
Advances on real state credits	(9,372)	(21,378)	(11,977)	(11,977)
Interest on other liabilities	(160,787)	(526,724)	(105,545)	(275,127)
Interest on other financial assets	20,894	20,894	—	—
Exchange variation	5,837	53,731	(3,486)	(11,839)

	(278,204)	(834,698)	(177,832)	(460,119)

(=) Financial results, net	(768,387)	(2,329,930)	(535,543)	(1,410,129)
Finance expense	(1,140,312)	(2,859,507)	(666,221)	(1,609,950)
Finance income	263,408	834,976	194,875	382,222
Exchange variation	(47,689)	1,011,866	(271,185)	(764,917)
Derivatives	156,206	(1,317,265)	206,988	582,516

Financial results, net	(768,387)	(2,329,930)	(535,543)	(1,410,129)

(i)	The balances of fair value of derivatives that were presented under interest and monetary variation on September 30, 2015 were relocated to the caption derivatives and fair value for better presentation of this financial information. The impact of reallocating the number of September 30, 2015 was R$127,184.

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

27	Financial instruments

Financial risk management

Overview

The Company is exposed to the following risks related to the use of financial instruments:

•	Credit risk;
•	Liquidity risk; and
•	Market risk.

This note presents information about the exposure of the Company and its subsidiaries to the above risks, as well as the objectives of the Company’s risk management policies, these policy and processes for the assessment and management of risks.

The carrying amount of financial assets and financial liabilities are as follows:

	September 30, 2016	December 31, 2015
Assets
Fair value through profit or loss
Investment funds	2,003,117	2,216,149
Marketable securities	1,385,289	605,490
Other financial assets	—	144,208
Derivate financial instruments	1,225,076	2,430,296

	4,613,482	5,396,143
Loans and receivables
Cash and cash equivalents	1,144,847	1,289,675
Trade receivables	1,107,832	964,978
Restricted cash	195,461	258,183
Receivables from related parties	243,334	296,574
Dividends receivable	6,291	12,064

	2,697,765	2,821,474
Total	7,311,247	8,217,617

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Liabilities
Liabilities amortized cost
Loans, borrowings and debentures	13,209,066	13,895,414
Leases	1,534,118	1,741,701
Real state credit certificates	220,576	285,006
Trade payables	1,915,654	1,965,012
Other financial liabilities	248,374	236,698
Payables to related parties	230,996	204,080
Dividends payable	22,480	39,934
Tax installments—REFIS	49,680	56,041
Preferred shareholders payable in subsidiaries	2,023,988	2,042,878

	19,454,932	20,466,764
Fair value through profit or loss
Loans, borrowings and debentures	4,564,345	4,933,789
Contingent consideration	146,523	217,377
Post-employment benefits	358,065	344,447
Derivative financial instruments	628,648	742,498

	5,697,581	6,238,111
	25,152,513	26,704,875

Risk management structure

As at September 30, 2016 and December 31, 2015, the fair values relating to transactions involving derivative financial instruments to protect the Company’s risk exposure were using observable inputs such as quoted prices in active markets, or discounted cash flows based on market curves, and are presented below:

	Notional		Fair value
	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015
Exchange rate derivatives
Forward agreements	60,337	2,058,190	(7,027)	46,247
Interest rate and exchange rate risk
Swap agreements (interest rate)	1,991,243	1,083,526	91,955	(107,230)
Cross currency interest rate swaps	4,106,780	4,629,948	511,500	1,748,781

	6,098,023	5,713,474	603,455	1,641,551
Total financial instruments			596,428	1,687,798

Assets			1,225,076	2,430,296

Liabilities			(628,648)	(742,498)

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Credit risk

	September 30, 2016	December 31, 2015
Cash and cash equivalents(i)	3,147,964	3,505,824
Trade receivables(ii)	1,107,832	964,978
Other financial assets(ii)	—	144,208
Derivative financial instruments(i)	1,225,076	2,430,296
Marketable securities(i)	1,385,289	605,490
Restricted cash(i)	195,461	258,183
Dividends receivable	6,291	12,064

	7,067,913	7,921,043

(i)	The cash and cash equivalents are held with bank and financial institution counterparties, which are rated BB to AAA.

The credit risk on cash and cash equivalents, marketable securities, other financial assets and derivative financial instruments are determined by rating instruments widely accepted by the market and are arranged as show below. The position of derivative financial instruments considers the net exposure of derivatives which have exactly the same flow, with the same bank, and counter signs.

	September 30, 2016	December 31, 2015
AAA	1,594	1,473,089
AA	2,502,382	4,068,000
AA-	1,447,869	—
A	1,187,700	357,399
A+	42,740	—
BB	—	207,097
BBB	85,957	—
BBB-	136,292	580,233

	5,404,534	6,685,818

(ii)	Customer credit risk is managed by each business unit subject to the Company’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit or other forms of credit insurance.

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed on an annual basis and may be updated throughout the year. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. The Company’s maximum exposure to credit risk for the components of the statement of financial position is the carrying amounts as illustrated in Note 16. The Company’s maximum exposure for financial guarantees and financial derivative instruments are as below.

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As mentioned in Note 1, Management has been working on measures to enable the Company to honor its Commitments.

The non-derivative financial liabilities of the Company sorted by due dates (based on undiscounted cash flows contracted) are as follows:

	September 30, 2016					December 31, 2015
	Up to 1 year	1—2 years	3—5 years	More than 5 years	Total	Total

Loans, borrowings and debentures	(4,151,917)	(4,156,433)	(10,339,042)	(10,244,907)	(28,892,299)	(29,450,102)
Trade payables	(1,914,836)	—	—	—	(1,914,836)	(1,965,012)
Other financial liabilities	(248,374)	—	—	—	(248,374)	(236,698)
REFIS	(13,640)	(11,944)	(19,624)	(11,679)	(56,887)	(64,529)
Leases	(693,539)	(451,726)	(667,636)	(380,936)	(2,193,837)	(2,132,455)
Real estate credits certificates	(138,824)	(121,371)	(18,150)	—	(278,345)	(382,559)

	(7,161,130)	(4,741,474)	(11,044,452)	(10,637,522)	(33,584,578)	(34,231,355)

Market risk

Market risk is the risk that changes in market prices – such as foreign exchange rates, interest rates and equity prices – will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the Risk Management Committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

a)	Foreign exchange risk

As at September 30, 2016 and December 31, 2015, the Company and its subsidiaries had the following net exposure to the exchange rate variations on assets and liabilities denominated in Brazilian Reais:

	September 30, 2016		December 31, 2015
	R$	US$	R$	US$
Cash and cash equivalents	684,505	210,864	256,003	65,561
Trade receivables	30,570	9,417	18,227	4,668
Advances to suppliers	67,102	20,671	85,155	21,808
Trade payables	(68,924)	(21,232)	(15,894)	(4,070)
Loans, borrowings and debentures	(6,708,840)	(2,066,674)	(6,653,006)	(1,703,802)
Advances from clients	—	—	(1,701)	(436)
Contingent consideration	(52,392)	(16,139)	(65,064)	(16,663)
Derivative financial instruments	4,826,861	1,486,926	6,688,138	1,712,799

Foreign exchange exposure, net	(1,221,118)	(376,167)	311,858	79,865

Sensitivity analysis on changes in foreign exchange rates:

The probable scenario was defined based on the U.S. Dollar market rates as at September 30, 2016, which determines the fair values of the derivatives at that date. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. Dollar exchange rates used in the probable scenario.

Based on the financial instruments denominated in U.S. Dollars at September 30, 2016, the Company performed a sensitivity analysis by increasing and decreasing the exchange rate for R$/US$ by 25% and 50%. The probable scenario considers the estimated exchange rates at the due date of the transactions for the companies with functional currency Real (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis (R$/US$)
	September 30, 2016	Scenario
		Probable	25%	50%	-25%	-50%
USD	3.2462	3.5731	4.4664	5.3597	2.6798	1.7866

The external source used by the Company for market projections was the BM&F BOVESPA.

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Considering the above scenario the profit or loss would be impacted as follows:

		Variation scenario
Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	USD fluctuation	109,495	77,018	154,006	(76,958)	(153,946)
Trade receivables	USD fluctuation	1,801	8,551	16,643	(7,634)	(15,727)
Advances to suppliers	USD fluctuation	1,822	19,171	36,521	(15,538)	(32,877)
Trade payables	USD fluctuation	(1,832)	(19,521)	(37,210)	15,857	33,546
Exchange rate derivatives(i)	USD fluctuation	(4,615)	13,663	26,984	(12,979)	(26,301)
Exchange rate and interest derivatives(i)	USD and CDI fluctuation	397,241	1,279,895	2,559,790	(1,279,895)	(2,559,790)
Loans, borrowings and debentures	USD fluctuation	(836,942)	(1,017,000)	(2,034,000)	1,017,000	2,034,000
Contingent consideration	USD fluctuation	(5,276)	(14,417)	(28,834)	14,417	28,834

Impacts on profit or loss		(338,306)	347,360	693,900	(345,730)	(692,261)

(i)	For sensitivity analysis, it’s only considered exchange rate swaps for Notional.

b)	Interest rate risk

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with its borrowings, especially those that accrue interest using LIBOR, and uses derivative instruments in order to minimize variable interest rate fluctuation risks.

Sensitivity analysis on changes in interest rates:

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

	September 30, 2016
Exposure interest rate(i)	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	550,301	137,575	275,151	(137,575)	(275,151)
Leases	(97,923)	(24,481)	(35,418)	24,481	35,418
Advances on real state credits	(31,168)	(7,792)	(15,584)	7,792	15,584
Interest rate derivatives	89,860	(242,100)	(526,796)	349,600	782,584
Loans, borrowings and debentures	(1,988,876)	(474,291)	(948,583)	474,291	948,583

Impacts on profit or loss	(1,477,806)	(611,089)	(1,251,230)	718,589	1,507,018

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The probable scenario considers the estimated interest rate, as follows:

	Probable	25%	50%	-25%	-50%
SELIC	12.50%	15.63%	18.75%	9.38%	6.25%
CDI	12.48%	15.60%	18.72%	9.36%	6.24%
TJ462	8.50%	10.63%	12.75%	6.38%	4.25%
TJLP	7.50%	9.38%	11.25%	5.63%	3.75%
IPCA	5.15%	6.44%	7.73%	3.86%	2.58%
LIBOR	1.20%	1.50%	1.80%	0.90%	0.60%

The external source used by the Company for market projections was the BM&F BOVESPA.

Financial instruments fair value

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

•	The cash and cash equivalents, accounts receivable, trade receivables, trade payables and other current liabilities approximate their carrying amount largely due to the short-term maturity of these instruments.

•	The fair values of the quoted notes and bonds are based on price quotations at the reporting date. The fair value of unquoted instruments, loans from banks and other financial liabilities, obligations under finance leases, as well as other non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities.

•	The market value of the Senior Notes Due 2018, 2023 and 2027 listed on the Luxembourg Stock Exchange (Note 16) is based on their quoted market price as of September 30, 2016, of 95.55% (78.71% on December 31, 2015) and 97.54% (83.83% at December 31, 2015), and 104,53%, respectively, of the face nominal value at September 30, 2016.

•	The fair value of Perpetual Notes listed on the Luxembourg Stock Exchange (Note 16) is based on their quoted market price as September 30, 2016 of 99.52% (79.64% at December 31, 2015) of the face value of obligations at September 30, 2016.

•	The fair value of other loans and financing, the respective market values substantially approximate the amounts recorded due to the fact that these financial instruments are subject to variable interest rates (Note 16).

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The Company and its subsidiaries enter into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with observable market data refer mainly to interest rate swaps and foreign exchange forward contracts.

The fair value of derivative financial instruments is determined using valuation techniques and observable market data. The valuation techniques applied more often include pricing models and swaps contracts, with a present value calculation. The models consider various data, including counterparty credit quality, spot exchange rates, forward curves of interest rates and curves of the commodity term rates.

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

	Carrying amount		Assets and liabilities measured at fair value
	September 30, 2016	December 31, 2015	September 30, 2016		December 31, 2015
			Level 1	Level 2	Level 1	Level 2
Assets
Investment funds	2,003,117	2,244,427	—	2,003,117	—	2,244,427
Marketable securities	1,385,289	605,490	—	1,385,289	—	605,490
Other financial assets	—	144,208	—	—	—	144,208
Derivate financial instruments	1,225,076	2,430,296	—	1,225,076	—	2,430,296

Total	4,613,482	5,424,421	—	4,613,482	—	5,424,421

Liabilities
Loans, borrowings and debentures	(4,564,345)	(4,933,789)	—	(4,564,345)	—	(4,933,789)
Post-employment benefits	(358,065)	(344,447)	—	(358,065)	—	(344,447)
Contingent consideration	(146,523)	(217,377)	—	(146,523)	—	(217,377)
Derivative financial instruments	(628,648)	(742,498)	—	(628,648)	—	(742,498)

Total	(5,697,581)	(6,238,111)	—	(5,697,581)	—	(6,238,111)

Hedge accounting – Fair value

Currently the Company has adopted the fair value hedge for some of its operations that both the hedging instruments and the hedged items are accounted for at fair value through profit or loss. Operations and accounting effects of this adoption are as follows:

	Debt	Derivative	Total
At December 31, 2015	2,522,772	(822,586)	1,700,186
Interest amortization	(72,662)	241,521	168,859
Fair value	(293,891)	424,964	131,073

At September 30, 2016	2,156,219	(156,101)	2,000,118

Capital management

The Company’s policy is to maintain a robust capital base to promote the confidence of investors, creditors and the market, and to ensure the future development of the business. Management monitors that the return on capital is adequate for each of its businesses.

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

28	Post-employment benefits

	September 30, 2016	December 31, 2015
Futura	48,559	48,414
Futura II	244	335
COMGÁS	309,262	295,698

	358,065	344,447

During the period ended September 30, 2016, the expense recognized in relation to the actuarial contributions was R$18,934 (R$17,006 for the nine month period ended September 30, 2015).

29	Share-based payment

The vesting period and share options outstanding at the end of the period are as follows:

	Expected life (years)			Number of instruments on September 30, 2016			Market price on grant date	Exercise price at September 30, 2016	Fair value at grant date—R$(i)
		Interest rate	Expected volatility	Granted	Exercisable options	Outstanding
Share option programs
August 18, 2011 (A)	1 to 5	12,39%	31,44%	4,825,000	(2,720,000)	1,785,000	22.98	24.02	6.80
August 18, 2011 (B)	1 to 10	12,39%	30,32%	5,000,000	(1,100,000)	3,900,000	22.98	24.02	8.15
December 12, 2012 (C)	1 to 5	8,78%	31,44%	700,000	(48,000)	652,000	39.80	42.08	10.10
April 24, 2013	5	13,35%	27,33%	970,000	—	945,000	46.51	38.23	17.95
April 25, 2014	5	12,43%	29,85%	960,000	—	945,000	37.10	39.24	15.67
August 31, 2015	5	14,18%	33,09%	759,000	—	759,000	18.15	19.94	7.67
October 2, 2015	5	15,66%	62,94%	4,485,238	—	4,205,238	6.30	7.97	2.83

				17,699,238	(3,868,000)	13,191,238

(i)	The fair value of the employee share options has been measured using the Black-Scholes formula

The number and weighted-average exercise prices of share options under the share option programs were as follows:

	Number of options	Weighted-average exercise price—R$
At December 31, 2015	13,876,238	24.22
Cancellation or settlements	(70,000)	—
Share options exercised	(653,750)	26.50

At September 30, 2016	13,152,488	24.31

Cosan Limited

Notes to the consolidated financial statements

For the nine month periods ended September 30, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

30	Subsequent events

Approval of the sale’s shares—Radar and Radar II

On October 18, 2016, CADE approved the stock sale of the Radar and Radar II, in which Cosan agrees to sell to Mansilla part of its interests held in the companies. On November 4, 2016 the sales value was received.

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2016

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial Officer